NYSE
AN ICE EXCHANGE

October 26, 2022

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC, NYSE American LLC, and NYSE Arca, Inc. (collectively the "Exchanges").

For Exhibit F, the Exchanges are filing an amendment containing an updated complete set of forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber. Specifically, the Exchanges are filing an updated Approved Person (AP) Form, which has been revised to cite rules and clarify the requirements for the different markets.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,



Enclosure

Martha Redding
Corporate Secretary & Associate General Counsel

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/26/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):



11 Wall Street, New York, NY 10005

22005735

3. Provide the applicant's mailing address (if different):

N/A

4. Provide the applicant's business telephone and facsimile number:

212-656-2938 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

Martha Redding
NYSE Holdings LLC
11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 07/14/05 (b) State/Country of formation: New York

(c) Statute under which applicant was organized: New York Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/26/22 (MM/DD/YY) New York Stock Exchange LLC (Name of applicant)



By: [signature] (Signature) Martha Redding, Corporate Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of October (Month), 2022 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

October 2022

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

OCTOBER 2022

EXHIBIT F

A complete set of the New York Stock Exchange LLC's forms pertaining to application for membership, participation, or subscription, and application for approval as a person associated with a member, participant, or subscriber follows.

This information is publicly available on the Exchange's website at www.nyse.com.

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE Chicago, Inc.

NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Membership

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MEMBERSHIP (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS AN EXISTING MEMBER (CHECK ALL THAT APPLY)		
☐New York Stock Exchange	☐NYSE Chicago	☐NYSE National
☐NYSE American ☐Equities ☐Options	☐NYSE Arca ☐Equities ☐Options	

INDICATE TYPE OF BUSINESS TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐Bonds ☐Clearing ☐Floor Broker ☐Blue Line ☐Institutional Broker ☐Market Maker* ☐Electronic Market Maker ☐Designated Market Maker (“DMM”) ☐Electronic Designated Market Maker (“eDMM”) ☐Order Routing ☐Proprietary ☐Agency ☐Designated Examining Authority (“DEA”)	☐Clearing ☐Floor Broker ☐Limited Public Business ☐Market Maker ☐Specialist/eSpecialist ☐Lead Market Maker (“LMM”) ☐Order Routing ☐Proprietary ☐Agency ☐ DEA

INDICATE IF APPLICANT IS APPLYING FOR MEMBERSHIP AS DEA		
☐ NYSE American	☐ NYSE Arca	☐ NYSE Chicago
Applicants applying for a DEA must also complete EXHIBIT 1, ITSFEA Compliance Acknowledgment.		

APPLICATION TYPE
☐New Membership Applicant: ☐Applicant is seeking membership to an NYSE Exchange and is not currently a member of any NYSE Exchange ☐Applicant is a member of an NYSE Exchange and is seeking to add a new type of business** *Applicant must submit this completed Application and ALL applicable materials identified in Checklist 1.*
☐Supplemental Membership Applicant: Applicant is an approved member of at least one NYSE Exchange and is seeking membership to another NYSE SRO to conduct the same business they are currently approved to conduct *Applicant must submit this completed Application and ALL applicable materials as outlined in Checklist 2.*

* Applicants seeking to conduct Market Maker activities will also be required to submit an additional *Application for Market Maker Registration*. Not all Market Maker programs are available on all Exchanges.
** Equity Floor Broker and Options Floor Broker businesses are separate and distinct. An Equity Floor Broker applying to conduct business as an Options Floor Broker, and vice versa, is considered a New Membership Applicant.

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Membership ("Application") to become a member of an NYSE SRO ("Member"), an Applicant must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD").

Checklists
Applicant should consult the applicable Checklist(s) to determine any additional materials and Exhibits required to be submitted with the Application.

Application Submission
Application and supplemental materials should be sent electronically to crs@nyse.com.

Note: All application materials sent to NYSE will be reviewed by NYSE's Client Relationship Services ("CRS") Department. Applications accompanied by supplemental documentation are submitted to FINRA, who also performs a review of the materials and provides the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. Either CRS or FINRA may request that applicants submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange rules. If you have questions regarding the Application, you may direct them to CRS at crs@nyse.com or (212) 896-2830.

NYSE will promptly notify the Applicant, in writing, of the Membership decision.

In the event an Applicant is disapproved for membership, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of applicable Exchange rules.

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ____________ SEC #: ____________ CRD #: ____________

LEI #: ____________ MPID: ____________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____________

Business Address: ____________

City: ____________ State: ____________ Zip Code: ____________

Business Phone: ____________ Website: ____________

CONTACT INFORMATION

Contact Name: ____________ Title: ____________

Phone: ____________ Contact Email: ____________

Billing Contact Name: ____________ Title: ____________

Billing Contact Phone: ____________ Billing Contact Email: ____________

Please identify personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant) and who will receive communications pertaining to our markets.

Chief Executive Officer ("CEO")

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

Chief Financial Officer ("CFO")

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

Head Trader

Name: ____________ CRD: ____________

Phone: ____________ Email: ____________

SECTION 2 – STATUTORY DISQUALIFICATION (“SD”) DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended (the “Act"), NYSE may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for SD if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐Check here if you DO NOT have person(s) associated with the Applicant who is or may be subject to SD

☐Check here if you DO have person(s) associated with the Applicant who is or may be subject to SD*

* Please identify any such person(s) associated with the Applicant who is or may be subject to SD. Additionally, identify any such person(s) who are associated with the Applicant and who have been approved for association or continued association by another SRO due to a SD.

Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s);
2. Copies of documents relating to the SD;
3. Description of each such person’s duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities); and
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of ____________________________ (Applicant), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE shall rely on the information provided in connection with this section in order to preliminarily approve or deny Applicant’s Application for trading privileges, but that NYSE will also perform a complete background check of Applicant, and such trading privileges may be immediately revoked by NYSE depending on the results of such background check. I understand that Applicant will be subject to disciplinary action if false or misleading answers are given in connection with this section. I also acknowledge the obligation of Applicant to submit to NYSE any amendment to any document submitted as part of its Application, including but not limited to this section, within ten (10) business days of such amendment or change.

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

SECTION 3 – SUPERVISION

Each Applicant must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in applicable Exchange rules. New Membership Applicants must provide a copy of their Written Supervisory Procedures ("WSPs") with their Application.

Name and title of person responsible for maintaining WSPs:

____

PRINCIPAL REGISTRATION

Registration requirements for principals are outlined in New York Stock Exchange Rule 1220, NYSE American Rule 2.1210, NYSE Arca Rule 2.1220, NYSE National Rule 2.2120 and NYSE Chicago Article 6, Rule 14.

Each principal must be registered through the FINRA Web CRD.

Please provide information on Applicant's designated principals below.

Financial and Operations Principal (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28)

Name:		CRD:	
Phone:		Email:	

Designated Principal Operations Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for the day-to-day operations of the business*

Name:		CRD:	
Phone:		Email:	

Designated Principal Financial Officer* (Series 27) or **Introducing Broker-Dealer Financial and Operations Principal** (Series 28) *Person with primary responsibility for financial filings and those books and records related to such filings*

Name:		CRD:	
Phone:		Email:	

Chief Compliance Officer ("CCO")** (Series 24 or Series 14 and registered as "CR")

Name:		CRD:	
Phone:		Email:	

* An Applicant that self-clears, or that clears for other firms, shall be required to designate separate persons to function as Principal Financial Officer and Principal Operations Officer.
** The CCO of an Applicant engaged in limited securities business may be registered in a principal category under NYSE SRO rules that corresponds to the limited scope of the Applicant's business.

NYSE Chicago Voting Designee per Article 3, Rule 14(a) and (b) (if applicable)
Note: The Voting Designee must be a general partner, managing member or principal officer of the firm.

Name:		CRD:	
Phone:		Email:	

Signature of Voting Designee: ____

SECTION 4 - MEMBERSHIP AGREEMENT

Applicant agrees to abide by the Rules of all applicable Exchanges, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the applicable Exchanges.

Applicant authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant authorizes NYSE to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant or its associated persons and releases the NYSE from any and all liability in furnishing such information.

Applicant acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant's DEA. Applicant understands that in such event, additional information may be required by the NYSE.

____
Applicant Firm Name

Authorized Signatory of the Firm	Date
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST 1 New Membership Applicant
☐ NYSE Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf ☐ DEA Applicants only: Exhibit 1
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Signed Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Signed Clearing Letter of Consent, if applicable: ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.
Form U-4 and Fingerprint cards for the following individuals, to be submitted directly to FINRA if not currently available on Web CRD: ☐ Designated supervisors and principals
Financial Documentation: ☐ Four (4) most recent FOCUS Reports and the most recent Audited Financial Statements ☐ Most recent Balance Sheet and Capital Computation ☐ Six-month Profit/Loss Projection ☐ Completed Financial Disclosure Questionnaire, Exhibit 2
☐ All examination reports and corresponding responses from the Applicant for the last two examinations
Organizational Documents: ☐ Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation ☐ Organization chart showing: • all entities controlling, controlled by or under common control with Applicant • indicating the percentage ownership of Applicant by each direct and indirect parent • identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Copy of Written Supervisory Procedures and, if separate, Anti-Money Laundering Procedures and Insider Trading Act Procedures
☐ Additional Exchange-Specific Requirements, if applicable (see Application Checklist 3)

* Contact CRS for additional details on payment

APPLICATION CHECKLIST 2
Supplemental Membership Application
☐ Application for Membership (Sections 1-4) ☐ Application for Market Maker Registration (if applicable) https://www.theice.com/publicdocs/nyse/markets/nyse/Application_for_Market_Maker_Registration.pdf
Application Fee* (if applicable): ☐ New York Stock Exchange LLC ☐ NYSE Chicago, Inc.
☐ Master User Agreement: https://www.nyse.com/publicdocs/nyse/markets/nyse/NYSE_Master_User_Agreement.pdf
Signed Clearing Letter of Consent, if applicable: ☐ Equities: https://www.nyse.com/publicdocs/nyse/markets/nyse/Equity_Clearing_Letter_of_Consent.pdf ☐ Options: https://www.nyse.com/publicdocs/nyse/markets/american-options/Options_Clearing_Letter_of_Consent.pdf
☐ Form BD, including Schedules & Disclosure Reporting. Pages must be up to date on FINRA's Web CRD.
☐ Form U-4 and Fingerprint cards for designated supervisors and principals to be submitted directly to FINRA if not currently available on Web CRD
☐ Organization chart showing: • all entities controlling, controlled by or under common control with Applicant • indicating the percentage ownership of Applicant by each direct and indirect parent • identifying any individuals or trusts that individually or collectively own or control, directly or indirectly, 25% or more of Applicant
☐ Additional Exchange-Specific Requirements, if applicable (see Application Checklist 3)

APPLICATION CHECKLIST 3
Additional Exchange Specific Requirements for new applicants or as applicable
New York Stock Exchange LLC ☐ AP Form for all non-natural persons seeking Approved Person status. https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf ☐ U-4 "AP" Registration for all natural persons seeking Approved Person status. ☐ If not already an approved New York Stock Exchange Member, provide a written description of the following: ▪ Principal activities of each affiliate (including parent, subsidiary organizations, and other entities under common control), ▪ The nature of the affiliation with Applicant Firm (e.g., parent, subsidiary), and ▪ The type of business relationships between the Applicant Firm and the affiliates ☐ If applicable, identify any principal executives or supervisory personnel of Applicant Firm that are part-time or dually employed and include the following information for each individual: ▪ Nature of their activities with Applicant Firm ▪ Nature of their outside business activities and the amount of time per week devoted to each of the individual's activities

- Any additional documentation that would be pertinent to these activities or the NYSE's review of these activities

☐ Organizational Documents should incorporate required provisions, as applicable, per New York Stock Exchange LLC Rule 313

- Rule 313.22 – Provisions concerning redemption or conversion
- Rule 4120 – Regulatory Notification and Business Curtailment ("Termination Language")

☐ Exhibit 3 (applicable for Floor Broker based NYSE Applicants only)

NYSE American

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

NYSE Arca

☐ AP Form for all non-natural persons seeking Approved Person status.
https://www.theice.com/publicdocs/nyse/markets/nyse/NYSE_AP_Form.pdf

☐ U-4 "AP" Registration for all natural persons seeking Approved Person status.

* Contact CRS for additional details on payment.

Application for Membership

Exhibits

EXHIBIT 1 - DEA REQUIREMENTS

ITSFEA COMPLIANCE ACKNOWLEDGMENT

This form should be completed by a Director, Officer, General Partner or other individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: ____

SEC #. ________________________________

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in the Exchanges' Rules) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of the Exchanges' Rules and federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.
It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of the Exchanges' Rules and federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.
It is also understood that it may be a violation of the Exchanges' Rules and federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.
Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.
The individual(s) responsible for overseeing and supervising the specific element of the Broker-Dealer's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.
Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of the Exchanges' Rules and Federal securities laws.

Accepted on behalf of Applicant:

______________________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE

SOURCE OF CAPITAL

Explain the source of Applicant’s capital:

____

____

____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (“PAIB”)

Does Applicant hold a PAIB? ☐ Yes* ☐ No

* An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If you are applying for DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (explain below) ☐ No

____

____

____

FINANCIAL ARRANGEMENT

Does the Applicant have a financial arrangement with any other Broker-Dealer?

☐ Yes (explain below) ☐ No

Type of arrangement:

☐ Direct Equity Investment ☐ Any consideration over $5,000

☐ Profit Sharing ☐ Direct Financing

☐ Other ______________________________

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

____

____

____

EXHIBIT 2 - FINANCIAL DISCLOSURE QUESTIONNAIRE (continued)		
OUTSTANDING DEBT (Check all that apply)		
Does the Applicant owe money to any of the following? ☐ Any NYSE Exchange member firm ☐ Any other national securities or commodities exchange or national securities association ☐ Any member of any other national securities or commodities exchange or national securities association If yes, explain below to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment. __________ __________ __________		
Does Applicant engage or plan to engage in "Program Trading"?	☐ Yes	☐ No
Does Applicant currently (or does it plan to) consolidate computations of net capital and aggregate indebtedness for any subsidiary or affiliate, pursuant to Appendix C to SEC Rule 15c3-1? (If yes, Applicant must provide financial information for the consolidated subsidiary or affiliate and identify the specific nature of the relationship (e.g., guaranteed, non-guaranteed).	☐ Yes	☐ No
Does Applicant now have, or anticipate during the course of the application process having, a pending application with any SRO regarding a change in ownership, control or business operations? If so, please explain: __________ __________ __________		

EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC FLOOR BROKER APPLICANTS ONLY

If Applicant will be performing New York Stock Exchange LLC Equity Floor Based Business, please answer the following questions

Does Applicant intend to accept orders on the floor over the telephone from public customers? ("Public customers" relate to non-broker/dealers, including institutional or retail customers.) (Information Memos 07-43 and 07-44) Info Memo 07-43 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-43.pdf Info Memo 07-44 can be found here: https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-44.pdf	☐ Yes	☐ No
Has Applicant met the Exchange's requirement to establish floor commission billing procedures and retain records for six years? (See New York Stock Exchange LLC Rules 301(e)(1), 353, and 440I)	☐ Yes	☐ No

Who is the person responsible for supervision of all floor employees of Applicant? (See New York Stock Exchange LLC Rules 342 and 3110)

Please provide that person's full contact information, name, telephone number, mailing address and email address

Contact Name: ______________________________

Mailing Address: ______________________________

Phone: ____________________ Email: ____________________

Does Applicant maintain error and investment accounts?	☐ Yes	☐ No

If yes, please indicate the account name and number of the error and investment accounts. (A New York Stock Exchange LLC member organization may have more than one error account, but it may maintain only one error account for Floor-related errors.) (See New York Stock Exchange LLC Rules 18, 123(e), 134, 411 & 407A, Member Education Bulletin 2011-5 and Information Memo 07-72).

Member Education Bulletin 2011-5 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2011/2011-5.pdf

Information Memo 07-72 can be found here:
https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-72.pdf

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

Do Applicant's floor employees maintain their own personal brokerage accounts? (See New York Stock Exchange LLC Rule 407A). If yes, Applicant Firm should list the account name and number of each such account below?	☐ Yes	☐ No

Account Name:	Account #:
Account Name:	Account #:
Account Name:	Account #:

EXHIBIT 3 REQUIREMENTS FOR NEW YORK STOCK EXCHANGE LLC FLOOR BROKER APPLICANTS ONLY (continued)

If Applicant is seeking to conduct off-floor business activities from its booth premises, otherwise known as "Blue Line" business, please address the following items:

NEW YORK STOCK EXCHANGE BLUE LINE BUSINESS

1. Describe in detail the business plan for conducting upstairs business from the NYSE Trading Floor. Be sure to include the following:
    a. How does the firm plan to separate this upstairs business from on floor business?
    b. How will the firm protect customer information?
2. Provide the Clearing Arrangement and separate Error Account information for this business.
3. Provide name and CRD# of individual(s) who will be handling this upstairs business from the NYSE Trading Floor? Ensure the individual(s) hold the appropriate registrations for doing this business.
4. Provide name of individual(s) who will be supervising the Blue Line activity for the firm? Ensure the individual(s) hold the appropriate registrations for doing this business.
5. Provide amended WSPs to reflect the Blue Line procedures.

Refer to NYSE Rule 54, NYSE Rule 70.40 and NYSE Information Memo # 07-77 regarding guidelines for updating Written Supervisory Procedures (WSPs): https://www.nyse.com/publicdocs/nyse/markets/nyse/rule-interpretations/2007/07-77.pdf

New York Stock Exchange LLC

NYSE American LLC

NYSE Arca, Inc.

NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Market Maker Registration*

* Includes Market Maker, Lead Market Maker (“LMM”), Designated Market Maker (“DMM”), Electronic Designated Market Maker (“eDMM”), Specialist and Electronic Specialist (“eSpecialist”)

INDICATE EXCHANGE(S) FOR WHICH APPLICANT IS SEEKING MARKET MAKER MEMBERSHIP (CHECK ALL THAT APPLY)	
☐New York Stock Exchange	☐NYSE American
☐NYSE Arca	☐NYSE National

INDICATE TYPE OF MARKET MAKING TO BE CONDUCTED WITH THIS APPLICATION (CHECK ALL THAT APPLY)	
Equities	**Options**
☐New York Stock Exchange ☐Designated Market Maker ☐Equity Market Maker	☐NYSE American ☐Options Market Maker ☐Options Specialist ☐Options eSpecialist
☐NYSE American ☐Equity Market Maker ☐Electronic Designated Market Maker	☐NYSE Arca ☐Options Market Maker ☐Options Lead Market Maker
☐NYSE Arca ☐Equity Market Maker ☐Equity Lead Market Maker	
☐NYSE National ☐Equity Market Maker	

SECTION 1 – ORGANIZATIONAL PROFILE

Date: ______________________ SEC #: ______________________ CRD #: ______________________

LEI #: ______________________ MPID: ______________________

GENERAL INFORMATION

Name of Applicant Broker-Dealer: ____

Business Address: ____

City: ______________________ State: __________ Zip Code: ____________

Business Phone: ______________________________ Website: ______________________________

CONTACT INFORMATION

Contact Name: ____________________________ Title: ____________________________

Phone: ____________________________ Contact Email: ____________________________

Billing Contact Name: ____________________________ Title: ____________________________

Billing Contact Phone: ____________________________ Billing Contact Email: ____________________________

SECTION 2 – NET CAPITAL

Amount: As of Date: Focus Report Line Item:

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions ☐ Interest/Dividends/Commissions ☐ Secured Demand Note

☐ Subordinated Loan ☐ Clearing/Good Faith Deposits ☐ Cash

Other: ________________________

SECURITIES

List the number of securities for which your firm requests approval: ______________________________

SECTION 3 – OTHER AFFILIATIONS

Is the Applicant a Dealer/Specialist or Market Maker on another registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes ☐ No

SRO: ________________________________

Operating Capacity: ____________________

List Securities

SRO: ________________________________

Operating Capacity: ____________________

List Securities

SRO: ________________________________

Operating Capacity: ____________________

List Securities

SECTION 4 – REQUIRED ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the the applicable Exchanges. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered market maker/specialist rather than to each individual market maker/specialist.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of the applicable Exchanges.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations of the applicable Exchanges. Such written procedures shall at all times be available for inspection by FINRA or Exchange staff.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the applicable Exchanges, as may be amended from time to time.

______________________________	______________________________
Authorized Signatory of the Firm	Date
______________________________	______________________________
Print Name of Authorized Signatory of the Firm	Title

APPLICATION CHECKLIST
☐ NYSE Application for Membership, if new to market or business* (including all supplemental documents)
☐ Application for Market Maker Registration
☐ Most recent Focus Report
☐ Application for Individual Registration or NRF Designation for each individual Market Maker
☐ Form U4 and fingerprint cards for each individual Market Maker are available on Web CRD
☐ Market Maker Orientation Acknowledgement for individual Equity Market Maker

* An approved NYSE Arca Equity Market Maker firm wanting to act as a NYSE Arca Equity Lead Market Maker is not required to complete this form.

EXCHANGE-SPECIFIC REQUIREMENTS
New York Stock Exchange LLC DMM Applicants
☐ 1017 filing with FINRA
☐ 123 CAP E Agreement
☐ DLE Agreement
☐ Rule 98 - Operation of a DMM Unit must be addressed within firm's Written Supervisory Procedures
☐ Rule 103.20 - Net Capital Requirements and DMM Capital System (FINRA provides details to firm)
☐ Compliance Officer of DMM Unit must hold the Series 14a exam and have the CF Registration on Web CRD
☐ Firm to provide Reg SHO compliance
☐ 15c3-5 - DMM GUI must accurately handle these requirements
NYSE Arca LMM Applicants
☐ Approved LMMs must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

Approved Person ("AP") Form

New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc.

This AP Form is to be completed by an entity registering as an Approved Person with New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and/or NYSE Arca, Inc. ("NYSE Arca") (collectively, the "Exchanges")[1]

Instructions

Prior to completing this AP Form ("Form"), the entity registering as an Approved Person ("Applicant") should be familiar with the rules of the Exchanges, as relevant, particularly those rules relating to Approved Persons, including but not limited to NYSE Rules 2 and 304; NYSE American Rules 13, 25, 310, and 311; and NYSE Arca Rules 1.1, 2.4, and 2.14.

- A copy of the completed Form must be retained by the Applicant and the member, member organization, OTP Firm, and/or ETP Holder (as defined in the rules of the relevant Exchange(s)) with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the relevant Exchange(s) and FINRA. Completed Forms and notification of changes should be provided to the relevant Exchange(s) (crs@nyse.com) and FINRA (rsa_apps@finra.com) within 30 days.

Section I

Exchange Registration(s) applying for: ☐ NYSE ☐ NYSE American ☐ NYSE Arca

1. Name of the AP Applicant Entity: ________________________________ Web CRD#: ________________________

2. Name of the Member Organization or pending Member Organization with which the AP Applicant is or will be associated:

   Member Organization:____ Web CRD#: ________________________

3. Approved Person status is requested pursuant to the rules of the relevant Exchange(s) because the Applicant:
   - ☐ *controls* the Member Organization and is not a governmental entity (see NYSE Rules 2(c) and (e); NYSE American Rules 13 and 25; NYSE Arca Rule 1.1);
   - ☐ is engaged in a *securities or kindred business* that is *controlled* by or *under common control* with the Member Organization (see NYSE Rule 2(c); NYSE American Rule 25);
   - ☐ is a *U.S. registered broker-dealer under common control* with the Member Organization (see NYSE Rule 2(c)); and/or
   - ☐ *beneficially owns, directly or indirectly, 5% or more* of the outstanding equity securities of a Member Organization or has *contributed 5% or more* of the partnership capital of a Member Organization (see NYSE Arca Rule 1.1).

4. Is the applicant subject to a *Statutory Disqualification* as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   ☐ Yes
   ☐ No

   If an Applicant or any person associated with the Applicant subsequently becomes subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the relevant Exchange(s) and FINRA in writing.

[1] This Form is for non-natural persons seeking Approved Person status only. All natural persons seeking Approved Person status must register as an "AP" on Form U4.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

   ____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

   ____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

   ____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange(s) to provide any information concerning or relating to the Member Organization and agrees that the Exchange(s) has(ve) no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange(s), nor any investor, officer, trustee, agent, nor employee of said Exchange(s) shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange(s) and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange(s) reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange(s) as would at any time apply to an Approved Person as such term is defined in the Rules of the Exchange(s).

The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange(s) with such information with respect to the Applicant's relationship and dealings with its affiliated Member Organization as the Exchange(s) may require, to supply the Exchange(s) with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange(s) or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange's(s') disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended.

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange(s), in writing.

______________________________	______________________
Authorized Signatory of the Firm	Date
______________________________	______________________
Print Name of Authorized Signatory of the Firm	Title
______________________________	
CRD# (If Applicable)	

New York Stock Exchange LLC
NYSE American LLC
NYSE Arca, Inc.
NYSE Chicago, Inc.
NYSE National, Inc.

(Collectively, “NYSE” or the “Exchanges”)

Application for Individual Registration or Non-Registered Associated Persons (“NRF”) Designation

APPLICATION FOR INDIVIDUAL REGISTRATION OR NRF DESIGNATION
Individual Registration To be eligible for registration as defined in Exchange rules, an individual must (i) successfully complete the required examination(s), (ii) complete this Exchange application and any required Orientation Program, and (iii) submit a Form U4 and fingerprint card to Web CRD requesting the appropriate designation with the NYSE Exchange(s). **NRF Designation** To be designated as an NRF, employees and associated persons of a member organization are not required to register with the Exchange(s), but must (i) complete this Exchange application and (ii) submit a fingerprint card to Web CRD.

INDICATE REGISTRATION or NRF DESIGNATION INDIVIDUAL IS SEEKING (CHECK ALL THAT APPLY)	
Equities	**Options**
☐ New York Stock Exchange LLC ☐ ME - Designated Market Maker (Series 19 & DMM exam) ☐ ME - Floor Broker (Series 19) ☐ FL - Floor Clerk (Series 19) ☐ FE - Floor Employee ☐ MT - Market Maker Authorized Trader (Series 57)*†	☐ NYSE American ☐ OM - Market Maker (Series 57) ☐ OM - Floor Broker (Series 57) ☐ OM - Specialist/eSpecialist (Series 57) ☐ FE - Floor Employee ☐ Office Nominee (NRF)
☐ NYSE American ☐ MT - Market Maker Authorized Trader (Series 57)*† ☐ MT - Electronic Designated Market Maker (Series 57) *†	☐ NYSE Arca ☐ OM - Market Maker (Series 57) ☐ OM - Floor Broker (Series 57) ☐ OM - LMM (Series 57) ☐ FE - Floor Employee
☐ NYSE Arca ☐ MT - Market Maker Authorized Trader (Series 57)*† ☐ MT - Lead Market Maker (Series 57) *†	
☐ NYSE National ☐MT - Market Maker Authorized Trader (Series 57) *†	
☐ NYSE Chicago ☐ME - Institutional Broker (IBR Exam + GS, TD or AR registration) ☐ Clerk (NRF) ☐ Voting Designee (NRF)	

**Completed and signed Market Maker Orientation to be submitted*

† The Exchange does not intend to impose different registration requirements on Equity MMATs than are required of Securities Traders. Approved Securities Traders will qualify to register in the MT category.

INDIVIDUAL APPLICANT INFORMATION

Applicant Name: ______________________ CRD: ______________________

Title/Trading Floor Position: ______________________ DOB: ______________________

Phone: ______________________ Email: ______________________

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

APPLICATION CHECKLIST

A Form U4 requesting appropriate registrations have been submitted to FINRA through Web CRD
(See above for appropriate registration type for business activity.)

- ☐ Yes
- ☐ N/A (Individual is an NRF)

Does individual have any reportable events on Form U4 Web CRD?

- ☐ Yes
- ☐ No
- ☐ N/A (Individual is an NRF)

Individual has passed or been granted a waiver of the required examination

- ☐ Yes
- ☐ N/A (No exam requirement)

☐ A Fingerprint Card is available on Web CRD

☐ If applicable, Market Maker Orientation has been completed and is attached

TO BE COMPLETED BY INDIVIDUALS REQUIRING PHYSICAL ACCESS TO THE FACILITIES OF THE EXCHANGE(S)

☐ New York Stock Exchange LLC Equity Floor
☐ NYSE American Options Floor
☐ NYSE Arca Options Floor

Expected start date: (if known) ______________________________

Position / Reason for access to the Trading Floor: ______________________________

Badge # (if applicable): ______________________________

Will individual require a Clerk Logon ID? ☐ Yes ☐ No

Is individual currently active on the Exchange Trading Floor? ☐ Yes ☐ No

If no, has individual ever been active on the Exchange Trading Floor in the past? ☐ Yes ☐ No

Enter the last date individual was active on the Trading Floor: ______________________________

New or returning NYSE Floor Brokers, DMMs and Clerks have completed NFOP in last 6 months? ☐ Yes ☐ No

AUTHORIZED ACKNOWLEDGEMENT

I authorize NYSE and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release the Exchange, its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I affirm my obligation to abide, in full, with the rules and regulations of the Exchange(s) and subject to its regulatory and disciplinary jurisdiction and that of its market and regulatory subsidiaries.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Applicant Signature: ______________________________ Date: ______________

Member Organization Acknowledgment

Authorized Signatory of Firm: ______________________________

Print Name: ______________________________ Date: ______________

NYSE Master User Agreement

NYSE USER AGREEMENT

Several NYSE Entities operate markets for options and equities (each, a "Platform"). This User Agreement is made between the NYSE Entity(ies) indicated for the Platform selected below ("NYSE") and the User, as identified below.

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Note: Please provide a signature page for each entity selected.

User: ______________________ CRD #: __________

Business Address: ______________________

City: ______________ State: ________ Zip Code: __________

Contact Name: ______________ Telephone: ______________

Email: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

1. Definitions

(a) "Authorized Trader" means a person authorized to submit orders to the Platform on behalf of his or her User.

(b) "Connectivity Questionnaire" means the Connectivity Questionnaire or successor form that is located at www.nyse.com.

(c) "Effective Date" means the date this User Agreement is signed by the relevant NYSE Entity(ies).

(d) "Permit" means a trading permit (*e.g.*, Equity Trading Permit, Options Trading Permit, Amex Trading Permit) or member identification number issued by a NYSE Entity for effecting approved securities transactions on a Platform.

(e) "Permit Holder" means a Sole Proprietorship, Partnership, Corporation, LLC or other organization in good standing that has been issued a Permit in accordance with the Rules.

(f) "Information" has the meaning set forth in subsection 6(a).

(g) "Rules" means, with respect to the relevant NYSE Entity(ies) for each Platform, that NYSE Entity's(ies') operating agreements, certification of incorporations, bylaws, rules, procedures, policies, practices, technical specifications, circulars, notices, interpretations, directives and decisions, each as amended from time to time.

(h) "Session Request Form" means the NYSE/NYSE American and NYSE Arca Session Request form or successor form that is located at https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf or successor location.

(i) "User" means the entity, other than NYSE, that has signed this User Agreement.

2. Rights and Obligations

(a) Access. Pursuant to the terms and conditions of this User Agreement, NYSE grants the User a personal, non-exclusive, non-transferable, revocable (at will) right to connect to and access the Platform only in accordance with the then-current Rules and User's obligations under this User Agreement and solely for the purpose of placing orders with the Platform for execution and for receiving information from the Platform about these orders. Further, NYSE grants to User a perpetual, non-exclusive, non-assignable, non-transferable, worldwide irrevocable, royalty-free, fully-paid up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of User), the information and data received during the term of this Agreement through the Platform even after termination or cancellation of this Agreement. The User is solely and exclusively responsible for any hardware, software, communication equipment, communication services, information formatting requirements or other items or services necessary for accessing and using the Platform. User must request connection to the Platform in a Connectivity Questionnaire accepted by NYSE and must document all requested connectivity in a Session Request Form. For clarity, this license does not permit User to distribute or have distributed data made available from the Platform as a stand-alone commercial service or as part of a compilation, along with data supplied from other Users, in competition with data services of NYSE or an affiliate of NYSE, though User may distribute derivative works it has created under the license set forth in this Section 2(a) as a stand-alone commercial service.

(b) Restrictions on Use; Security. Except as permitted under this Agreement, User may not sell, lease, furnish or otherwise permit or provide access to the Platform or any information or data made available from the Platform to any other entity or to any individual that is not User's employee, customer, agent or regulator; provided User may provide access to information or data made available from the Platform when compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject. User accepts full responsibility for its employee's, customers' and agent's connection to and use of the Platform and for their compliance with the Rules and the User's obligations under this User Agreement. User shall ensure its employees, customers and agents are made aware (to the extent necessary) of the terms of this User Agreement and that all relevant rights and obligations are reflected in the User's contractual relationships with these third parties (to the extent appropriate). User shall not and shall not allow any other party to alter, decompile or disassemble any code underlying the Platform, attempt to circumvent any security protections for the Platform or interfere with or disrupt the Platform or any servers or networks connected to the Platform. User shall ensure that there is no unauthorized use of or access to the Platform, including unauthorized entry of information into the Platform, or the information and data made available by the Platform. User is responsible for all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and consequences of these orders, trades and other messages and instructions. Unless otherwise expressly authorized in writing, the Rules or as otherwise permitted by law, User, including any service bureau or public extranet, may not redistribute the information and data made available by the Platform.

(c) User Information. As consideration for receiving authorization to use the Platform, User grants to NYSE a perpetual, non-exclusive, non-assignable and non-transferable (except in both cases as set forth in Section 11), world-wide, irrevocable, royalty-free, fully-paid-up license to use, reproduce, display, compile, modify and create derivative works (which derivative works are the exclusive property of NYSE) of the information and data supplied by User to the Platform, including information or data of or related to User's customers and agents (collectively, "User Data"). User represents and warrants that User owns or has sufficient rights in the information and data to authorize NYSE to perform all of its obligations under this User Agreement and that may be required for User's and NYSE use of the information and data. User represents and warrants that use or delivery of this information and data by User and NYSE: (i) does not violate any copyright, patent, trademark or trade secrets law; (ii) is not an infringement of any kind of any rights of any third party; (iii) does not constitute defamation or invasion of the right of privacy or publicity; and (iv) will not violate any applicable law, regulation or the Rules. No provision in this Agreement impairs any right, interest or use of the information and data supplied by User granted by operation of Securities and Exchange Commission ("SEC") rules or any other rule or law. Except as set forth in this Section 2(c), the parties agree that this Agreement does not grant NYSE any license with respect to User's technology, patents, copyrights, or any other intellectual property.

(d) Fees. User shall pay when due all amounts payable arising from User's access to the Platform. These amounts include applicable exchange and regulatory fees.

(e) Order Designation. All orders and any trades resulting from these orders are the responsibility of the Permit Holder from which the orders originated.

(f) Market Data. User acknowledges that NYSE sells market data products incorporating data from users of the Platform (including User Data) ("Market Data Products") and agrees that nothing in this Agreement other than Section 6(e) interferes with or will be deemed to interfere with NYSE's rights to sell Market Data Products. NYSE shall file fees for any Market Data Products (other than historical and reference data products) with the SEC.

(g) Reverse Engineering. NYSE shall not reverse engineer, decompile, disassemble, or otherwise attempt to derive User's proprietary trading strategies, including algorithms used by User.

3. Compliance

(a) Compliance with the Rules and Law. User acknowledges that connection to and use of the Platform is governed by the Rules. User represents and warrants that: (i) it will use the Platform only if and when it is authorized to use the Platform pursuant to the Rules and when User is a Permit Holder; (ii) it will comply with the Rules and all applicable laws and regulations, and only connect to and use the Platform in compliance with the Rules and all applicable laws and regulations; (iii) it is and will remain responsible for its connection to and use of the Platform and the connection to and use of the Platform by any of its employees, customers and agents; and (iv) it will familiarize all Authorized Traders with all of User's obligations under this User Agreement and will ensure that they receive appropriate training prior to any use or access to the Platform.

(b) Monitoring. NYSE may monitor the User's connection to and use of the Platform for compliance with all applicable laws, regulations, the Rules and this User Agreement. User shall monitor its employees, agents and customers for compliance with the Rules, the rules and regulations of any self-regulatory organizations of which User is a member, all other applicable regulations and all applicable federal and state laws.

(c) Integrity of the Platform. User shall not: (i) alter the information or data supplied to or received from the Platform in violation of the Rules, (ii) materially affect the integrity of the information or data supplied to or received from the Platform, or (iii) supply or render information or data to or from the Platform that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory. User shall not permit its employees, agents, or customers to interfere with or adversely affect the Platform or any connection to and use of the Platform by any other authorized individuals or entities.

(d) Indemnity. User shall indemnify, defend and hold NYSE and its affiliates, officers, directors, employees and agents harmless from and against all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and attorneys' fees, (collectively, "Claims"), arising from or as a result of (i) User's breach of its obligations under this User Agreement; (ii) NYSE's use or disclosure of User's Information or information in accordance with Section 6(b) (except when used or disclosed for a non-regulatory purpose) or (iii) otherwise from User's connection to and use of the Platform (including connection and use by User's employees, customers and agents) or misuse of the information and data received during the term of this Agreement from the Platform, except in all cases (i)-(iii) to the extent the Claims arise from NYSE's gross negligence, willful misconduct, fraud, breach of this User Agreement or where the Rules provide for liability on the part of NYSE. NYSE may participate, at its own expense, in any defense and settlement directly or through counsel of their choice and User shall not, without the prior written consent of NYSE, enter into any settlement agreement: 1) on terms that would diminish the rights provided to NYSE or increase the obligations assumed by NYSE under this User Agreement, and 2) which does not include an unconditional release of NYSE by every claimant or plaintiff from all liability in respect to the claim, demand, expense, obligation, liability, damage, recovery or deficiency.

4. Change of the Platform

Nothing in this User Agreement constitutes an obligation by NYSE to continue or support any aspect of the Platform in its current form or previous forms. NYSE may from time to time make additions, deletions or modifications to the Platform. NYSE may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Platform in accordance with the Rules. Further, NYSE may temporarily or permanently terminate the right of any individuals or entities to access the Platform at any time.

5. Ownership

All patents, copyrights, trade secrets, trademarks and other property rights in or related to the Platform and the information and data made available through and/or generated as a result of the Platform (including compilation rights in information and data) are and will remain the exclusive property of NYSE or its licensors. User shall attribute the source as appropriate under all circumstances. For the avoidance of doubt, User retains ownership of all intellectual property rights in and related to its systems, User Data, name, trade name, trademarks and service marks.

6. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Platform and the information and data made available in the Platform (excluding User Data) incorporate confidential and proprietary information developed, acquired by or licensed to NYSE, including confidential information of NYSE or other entities, and (ii) each party may receive or have access to other proprietary or confidential information disclosed and marked as confidential by the disclosing party (the confidential and proprietary information in (i) and (ii), collectively, the “Information”). Except as set forth in this User Agreement, the receiving party shall use the disclosing party’s Information solely to perform its obligations under this User Agreement. The receiving party shall take all precautions necessary to safeguard the confidentiality of the disclosing party’s Information, including: (i) those taken by the receiving party to protect its own confidential information, and (ii) those which the disclosing party may reasonably request from time to time.

(b) Disclosure. The receiving party shall not disclose, in whole or in part, the disclosing party’s Information to any person, except as specifically authorized under this User Agreement. User shall not disclose any data or compilations of data made available to User by the Platform without the express, prior written authorization of NYSE or as specifically authorized under this User Agreement. User consents to NYSE disclosing Information: (i) in accordance with its regulatory obligations, and (ii) to ICE and any affiliates of ICE, subject to the restrictions set forth in this User Agreement. User specifically consents to the disclosure of its Information to the consolidated audit trail pursuant to SEC Rule 613(j)(2) and the Rules.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party’s Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party shall immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party’s Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relieve. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party’s expense, and the receiving party shall cooperate reasonably in the actions that the disclosing party may request.

(d) Limitation. Unless otherwise required by law, regulation or the Rules, the receiving party has no confidentiality obligation with respect to any portion of the disclosing party’s Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity or regulatory or self-regulatory authority to whose jurisdiction the receiving party is subject.

(e) Non-attribution. NYSE shall not disclose data that directly or indirectly identifies User except: i) when NYSE has received User’s prior, written consent; ii) when allowed by the Rules (other than Rules for market data products) or required by law, regulation or government rule; iii) restricted access on a delayed, aggregated basis of an issuer’s securities to employees of that issuer that are not trading and dealing personnel; or (iv) as part of post-trade information customarily provided to parties to a trade in equity options.

7. Disclaimer of Warranty

THE PLATFORM AND ANY CONNECTIVITY TO THE PLATFORM IS MADE AVAILABLE “AS IS” AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTIES WITH RESPECT TO THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM AND ANY DATA, SOFTWARE OR INFORMATION MADE AVAILABLE IN THE PLATFORM OR THE CONNECTIVITY BY NYSE OR ITS LICENSORS, WHETHER EXPRESS, IMPLIED OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY NYSE OR ITS AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, LATENCY, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE , NON-INFRINGEMENT OR THAT THE PLATFORM OR CONNECTIVITY IS FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE OVERRIDDEN, EXCLUDED AND DISCLAIMED TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW OR RULES.

NYSE USER AGREEMENT (CONTINUED)

8. No Liability for Trades

USER UNDERSTANDS THAT: (I) NYSE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE PLATFORM, AND (II) NYSE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE PLATFORM TO PERFORM THIS PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER THE TRADE OR TRANSACTION. NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSSES, DAMAGES OR OTHER CLAIMS, ARISING OUT OF THE PLATFORM, ANY CONNECTIVITY TO THE PLATFORM OR THE USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM. USER SHALL ABSORB ANY LOSSES, DAMAGES OR OTHER CLAIMS, RELATED TO A FAILURE OF THE PLATFORM TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE OR OTHER DATA ENTERED INTO, OR CREATED BY, THE PLATFORM EXCEPT AS PROVIDED BY THE RULES OR APPLICABLE LAW. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION SUPERCEDES THE OTHER SECTION.

9. No Consequential Damages

NYSE AND ITS AGENTS, AFFILIATES AND LICENSORS ARE NOT LIABLE FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE, INCLUDING ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORSEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR CONNECTION TO OR USE OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, INTERRUPTION IN USE OR AVAILABILITY OF THE PLATFORM OR ANY CONNECTIVITY TO THE PLATFORM, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF OR RESULTING FROM BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHER LEGAL OR EQUITABLE THEORY. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

10. Term and Termination

This User Agreement is effective as of the Effective Date and remains in effect until terminated. NYSE may terminate this User Agreement, one or more Connectivity Questionnaires or one or more Session Request Forms immediately if: (i) User is in breach of this User Agreement for any reason, (ii) any representations made by User in connection with this User Agreement are or become false or misleading, (iii) NYSE determines that it is necessary to protect the Platform from abuse, degradation or material harm, (iv) NYSE determines that continued provision of access will contravene any local, state, federal or international law or regulation or (v) NYSE is notified that User is no longer a Permit Holder in good standing with NYSE or otherwise is no longer authorized to access the Platform. Either party may terminate this User Agreement, a Connectivity Questionnaire or a Session Request Form for convenience upon thirty (30) days' written notice to the other party. If User does not have at least one Connectivity Questionnaire and Session Request Form in effect, then this User Agreement automatically terminates. If this User Agreement terminates, all Connectivity Questionnaires and Session Request Forms automatically terminate. Upon the termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form for any reason, all rights granted to User under this User Agreement (except for the perpetual license in Section 2(a)), the Connectivity Questionnaire or the Session Request Form, as relevant, cease. The provisions of Sections and subsections 3(d), 5, 6, 7, 8, 9, 10 and 13 survive the termination or expiration of this User Agreement for any reason. Termination of this User Agreement, a Connectivity Questionnaire or a Session Request Form does not relieve User of any obligations incurred through its connection to and use of the Platform.

11. Assignment

User shall not assign, delegate or otherwise transfer this User Agreement, a Connectivity Questionnaire or a Session Request Form or any of its rights or obligations under this User Agreement, a Connectivity Questionnaire or a Session Request Form without NYSE's prior approval. NYSE may, in accordance with the requirements of the Securities Exchange Act of 1934, assign or transfer this User Agreement, Connectivity Questionnaires and Session Request Forms, or any of its rights or obligations under this User Agreement, Connectivity Questionnaires or Session Request Forms to an affiliate, successor or acquiring entity upon notice to User. Any purported assignment or delegation in violation of this Section 11 is null and void.

12. Force Majeure

Without prejudice to any of NYSE's rights under the Rules, neither party is liable nor will be deemed in default for any failure or delay in its performance under this User Agreement (other than User's payment obligations) to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

13. Miscellaneous

(a) Except as set forth in subsections 13(i) and (j), this User Agreement can only be amended by a written instrument signed by both parties. An obligation under this User Agreement can only be waived by a written instrument signed by the party waiving the obligation. The failure of NYSE at any time to enforce any provision of this User Agreement does not affect its right thereafter to require complete performance by User. This User Agreement binds each party's respective successors and permitted assigns. This User Agreement, together with all Connectivity Questionnaires, all Session Request Forms and the Rules, constitute the entire agreement between the parties with respect to connection to and use of the Platform; to the extent that there is a conflict, the following order of precedence applies: i) Rules filed with the SEC; ii) this User Agreement; iii) Connectivity Questionnaires and Session Request Forms; and iv) Rules not filed with the SEC. This User Agreement replaces prior user agreements related to User's use of the Platform, but for the avoidance of doubt does not replace, expand or limit any rights of either party under any vendor or subscriber market data agreement.

(b) This User Agreement is governed by and shall be construed under the laws of the State of New York, without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York.

(c) The parties shall submit all controversies or claims arising out of or relating to this User Agreement, or to its breach or alleged breach, to arbitration in New York, New York administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules. This requirement for arbitration does not prevent either party in accordance with subsection 6(c) from seeking interim injunctive relief in any court of competent jurisdiction in New York, New York. Judgment on the award rendered by the arbitrator(s) may be rendered by a state or federal court sitting in New York, New York, and each party submits to the personal jurisdiction of these courts for the purpose of entering any such judgment. The parties acknowledge that this User Agreement evidences a transaction involving interstate commerce, and that the United States Arbitration Act governs the interpretation and enforcement of this arbitration clause and any proceedings brought pursuant to it. The arbitrator(s), however, shall have no authority to award punitive or other damages, other than interest and fees as may be permitted by this User Agreement, not measured by the prevailing party's actual damages, and no authority to order the arbitration to proceed on behalf of a class or on behalf of any other person not a signatory to this User Agreement. The arbitrator(s) may grant injunctive and other equitable relief, but in granting any relief of any kind the arbitrator(s) may not modify or disregard the terms of this User Agreement. Neither party may bring an action arising out of this User Agreement or any breach or claimed breach of this User Agreement more than one (1) year after the cause of action arose.

(d) If any provision of this User Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this User Agreement.

(e) Headings in this User Agreement are for convenience only and do not form a part of this User Agreement and do not in any way modify, interpret or construe the intentions of the parties.

(f) Nothing contained in this User Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

(g) Except as otherwise provided in this User Agreement, all notices to the parties must be sent by: (i) courier, (ii) certified mail, postage prepaid and return receipt requested, (iii) e-mail with e-mail acknowledgement of receipt or (iv) in the case of a proposed amendment, circular issued to Users generally. All notices must be sent to the notice address listed on the last page of this User Agreement. Either party may change its designated notice recipient by notice to the other party.

(h) Except for NYSE's affiliates, there are no third party beneficiaries to this User Agreement.

(i) NYSE may, in its sole discretion, immediately amend any provision of this User Agreement, any Connectivity Questionnaire and any Session Request Form by notice to the User, where failure to do so will or would be likely to give rise to a breach of the rules or regulations of an applicable regulatory authority by NYSE. The User expressly agrees that this provision is a condition of this User Agreement and is necessary to ensure that regulatory compliance is maintained by NYSE at all times.

NYSE USER AGREEMENT (CONTINUED)

(j) NYSE may further amend the provisions of this User Agreement on one hundred and twenty (120) days' written notice to the User. User may object in writing to the proposed amendment by providing written notice to NYSE, provided that the response must state in reasonable detail the basis of the objection. The response must be received no later than sixty (60) days after the date that NYSE distributed the proposed amendment. NYSE shall use commercially reasonable efforts to respond to User's timely objection in writing within thirty (30) days of receipt and will use commercially reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Platform after the expiration of the one hundred and twenty (120) day notice period is deemed acceptance by User of the amendment. NYSE may amend the Connectivity Questionnaire and Session Request Form effective immediately upon posting to www.nyse.com. User may not alter any terms and conditions of this User Agreement, and no modification to this User Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

(k) No remedy conferred by any of the provisions of this User Agreement is intended to be exclusive of any other remedy including any remedy or rights under the Rules, except as expressly provided in this User Agreement, and each and every remedy is cumulative and in addition to every other remedy given under this User Agreement or now or later existing in law or in equity or by statute or otherwise.

(l) It is not the responsibility of NYSE to inform Users of regulatory requirements including all regulatory, audit trail, record keeping and record retention requirements to which they may be subject (in any jurisdiction). The User assumes all responsibility for keeping itself fully informed of all Rules, rules, requirements, policies and laws.

(m) Notwithstanding any other provision in this User Agreement, User acknowledges and agrees that confidential information and services (including any software, data or related materials provided by NYSE to User in connection with this User Agreement) may not be disclosed to any person or entity targeted by any of the economic sanctions of the United States administered by the United States Treasury Department's Office of Foreign Assets Control ("OFAC"), or any person in any country targeted by OFAC sanctions, or used, in whole or in part, in any way that reasonably could be expected to cause a violation by NYSE or an affiliate of NYSE of OFAC sanctions or restrictions on the export, re-export, sale or transfer of goods and technology administered by the United States Department of State or United States Department of Commerce.

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

Entity: ______________________________

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Date: ______________________________

With Notices To:

User Name: ______________________________

Contact Name: ______________________________

Address: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

NYSE

Attention: Client Relationship Services

353 N. Clark Street, 31st Floor

Chicago, IL 60654

crs@nyse.com

NYSE Master User Agreement

Additional Platform Agreement

Several NYSE Entities operate markets for options and equities (each, a “Platform”). User, as identified below, has already entered into a Master User Agreement with at least one NYSE Entity. User would now like to enter into a User Agreement with the NYSE Entity(ies) indicated below for access to the additional Platform(s) selected below. Any User Agreement entered into by means of this Additional Platform Agreement form is a separate User Agreement and incorporates all the terms and conditions of the NYSE Master User Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Master User Agreement.

Platform:	**NYSE Entity(ies)**
☐ NYSE Arca Equities	NYSE Arca, LLC
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

Name of Applicant Broker-Dealer: ______________________________ CRD #: ______________

Business Address: ____

City: ______________________ State: ______________ Zip Code: ______________

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

Contact Name: ____________________________ Title” ______________________________

Phone: ____________________________ Email: ______________________________

The parties have executed this User Agreement by their duly authorized representatives.

Accepted on behalf of User:

____
(Company Name)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: ______________________

Date: ______________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________

Name: ______________________

Title: ______________________

Email: crs@nyse.com

Date: ______________________

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Market Maker Application

Instructions: In order to ensure your Firm's participation in NYSE's Supplemental Liquidity Provider Market Maker ("SLMM") program and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLMM approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLMM program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID that will be used for the SLMM program.	
Please designate a four character MMID that will be dedicated for the SLMM program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLMM.
Provide an overview of your trading technology infrastructure and operational support structure. Please include whether your Firm will be Co-Locating your Firm's servers and the type of connection you will use (e.g. CMS or CCG) to the NYSE systems.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com*.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Supplemental Liquidity Provider Application

Instructions: In order to ensure your Firm's participation in the NYSE Supplemental Liquidity Provider ("SLP-Prop") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this questionnaire is required prior to SLP-Prop approval.

See NYSE Rule 107B for full definition of terms and requirements of the SLP-Prop program.

1. Customer Information

Name of Member Organization ("Firm")	
Member Organization Web CRD #	
Business Address	
Business Contact	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Please provide the MPID(s) that will be used for the SLP program.	
Please designate a four character MMID (may have one per MPID) that will be dedicated for the SLP program, and populated in your messaging per the Pillar Specs available at www.nyse.com/pillar	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	

Please provide the below information on a separate attachment:

Describe the current business structure of the division within your Firm that will become an SLP-Prop.
On a separate attachment, provide an overview of your trading technology infrastructure and operational support structure.
Include any documentation that will demonstrate your Firm's ability to meet the 10% quoting requirement in your assigned securities pursuant to NYSE Rule 107B.

3. Regulatory Questions

Attach within your Written Supervisory Procedures (WSPs) to demonstrate there are adequate information barriers in place between the SLP-Prop unit and your Firm's customer, research and investment banking businesses, where applicable.
If your Firm operates a Designated Market Making (DMM) business on the NYSE, attach your WSPs to demonstrate that the SLP-Prop business will be managed and operated in compliance with NYSE Rule 112 and related federal securities laws and rules concerning off-Floor orders.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at *crs@nyse.com.*

New York Stock Exchange LLC
Trading License Application

TRADING LICENSE

A Trading License is required to effect transactions on the floor of the New York Stock Exchange (the "Exchange") or through any facility of the Exchange. The Trading License is billed monthly and pro-rated for the amount of time remaining for the year. Applicable fees are available on the Exchange's website and at the following link: https://www.nyse.com/markets/nyse/trading-info/fees

To terminate an existing Trading License please email Client Relationship Services at crs@nyse.com.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________ CRD: ______________________

Primary Contact Name: ______________________ Title: ______________________

Phone: ______________________ Email: ______________________

Billing Contact Name: ______________________

Billing Address: ______________________

City: ______________________ State: __________ Zip: ______________

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED WITH TRADING LICENSE (Check all that apply)

☐ Designated Market Maker (DMM)

☐ Floor Broker (FB)

☐ Electronic Access Firm (EAF)

AUTHORIZED ACKNOWLEDGEMENT

The undersigned Member Organization understands and agrees that:

In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a Trading License as prescribed in Rule 300.

The Rules of the Exchange may be reviewed at www.nyse.com. As holder of a Trading License, the undersigned agrees to comply with such Exchange rules, Federal Securities Rules and Regulations, and that it will be subject to the jurisdiction of the Exchange.

______________________ ______________________

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor | Date

______________________ ______________________

Print Name of Authorized Signatory | Title

______________________ ______________________

Phone Number of Authorized Signatory | Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

July 2017

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by an existing NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ______________________________

Firm Web CRD #: ______________________________

LEI #: ______________________________

Address: ______________________________

Phone: ______________________________

Email: ______________________________

CONVERSION OF MEMBERSHIP TYPE

Number of Trading Licenses Relinquished: ______________________________

Effective Date of Conversion: ______________________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is a Member Organization of the New York Stock Exchange LLC ("the Exchange"). We are relinquishing our Trading License(s) to access directly the trading facilities of the Exchange, but desire and intend to remain a Member Organization of the Exchange subject to the regulation thereof. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

______________________________ Authorized Signatory	______________________________ Date
______________________________ Print Name of Authorized Signatory	______________________________ Title
______________________________ Phone Number of Authorized Signatory	______________________________ Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC
Regulated Only Membership Application

This application is to be completed by a newly approved NYSE Member Organization.

MEMBER ORGANIZATION INFORMATION

Member Organization Name: ____________________

Firm CRD #: ____________________

LEI #: ____________________

Address: ____________________

Phone: ____________________

Email: ____________________

AUTHORIZED ACKNOWLEDGEMENT

The undersigned certifies that as of the date hereof it is applying to become a Member Organization of the New York Stock Exchange LLC ("the Exchange") subject to the regulation thereof on the date approved. As a Member Organization of the Exchange, the undersigned agrees to comply fully with all the rules of the Exchange as are in effect from time to time, and without limiting the foregoing, warrants and represents that it will continue to be fully subject to the jurisdiction of the Exchange.

____________________ Authorized Signatory	____________________ Date
____________________ Print Name of Authorized Signatory	____________________ Title
____________________ Phone Number of Authorized Signatory	____________________ Email Address

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

New York Stock Exchange LLC ("NYSE") and NYSE American LLC ("NYSE American") Securities Lending Representative Form

Must be completed by all applicants for approval as Securities Lending Representatives ("LE") and/or all direct supervisors of Securities Lending Representatives ("LS").

The LE and/or LS registrations should be requested on Web CRD for both NYSE and NYSE American (together "the Exchange").

THE AGREEMENT

Compliance with Policies and Regulations

As an employee engaged in securities lending or borrowing activities, including, but not limited to, negotiating rates, contract values and credit parameters and payment of rebates, I will abide by the policies and procedures established by my employer as well as all applicable Federal and State Securities Laws and with the applicable rules of the Exchange.

Securities Transactions

I agree to obtain the written consent of my employer prior to opening a securities account at another financial institution and will arrange to furnish duplicate copies of confirmations and statements to appropriate supervisory persons at my employer in accordance with the rules of the Exchange.

Expense Accounts

I agree that when exercising expense account privileges I will act in accordance with the guidelines established by my employer and I understand that persons designated as having supervisory responsibilities over securities lending or borrowing activities will make a thorough review of all such expense account records.

Gifts & Gratuities

I agree that I will promptly notify appropriate supervisory personnel of all gift and gratuity offerings and receipts in order to ensure adherence to my employer's and the Exchange's rules and policy.

INDIVIDUAL ACKNOWLEDGEMENT

Member Organization Name	Firm CRD#
Name of Witness[1] (Please Print)	Name of Applicant (Please Print)
Signature of Witness	Signature of Applicant
Title	Applicant CRD#

[1]The Witness must be either a partner of the firm, officer of the corporation, branch office manager, or authorized employee. Please indicate which type.

Please email a completed copy of this form to Client Relationship Services at crs@nyse.com.

NYSE Group, Inc.

Order Audit Trail System Reporting Agreement

Broker/Dealer Name:____ CRD #: _______________________

This Order Audit Trail System Agreement (the "**Agreement**") dated ______________, 20____ ("**Effective Date**") is by and between NYSE Group, Inc., a Delaware corporation with offices at 11 Wall Street, New York, NY 10005 USA ("**NYSE**"), and

____,

a _________________ with offices at ____ ("**Broker**").

WHEREAS, the Financial Industry Regulatory Authority (FINRA) has established the Order Audit Trail System (OATS™) as an integrated audit trail of order, quote and trade information for NMS stocks, as defined in Rule 600(b)(47) of Regulation NMS and FINRA member firms are required to develop a means for electronically capturing and reporting to OATS specific data elements related to the routing of orders;

WHEREAS, the New York Stock Exchange LLC and NYSE Chicago, Inc. (each, an "Exchange" and together, the "Exchanges") are affiliates of NYSE and registered national securities exchanges;

WHEREAS, the Exchanges have adopted OATS rules; and

WHEREAS, NYSE has agreed to provide floor broker firms that trade equities on the Exchange trading floor and Chicago Institutional Brokers with a reporting solution for submission of required routing data (the "Service").

NOW, THEREFORE, the parties agree as follows:

1. **Service**. NYSE shall provide the Service, as is more fully described in Exhibit A, during the Term of the Agreement to Broker.

2. **Term**. The term of this Agreement is three years from the Effective Date. Thereafter, the Agreement will automatically renew for additional one year periods.

3. **Termination**. Either party may terminate this Agreement upon thirty days written notice to the other.

4. **Fees**. In consideration of Broker being a member of an Exchange, NYSE agrees to provide the Service at no cost to Broker.

5. **Data**. Broker acknowledges and agrees that the Service (including the methods and processes used to generate the Service) is the property of NYSE. The relevant Exchange and Broker shall jointly own the reports and data required to be recorded by FINRA pursuant to FINRA Rule 7440, and the rules of the relevant Exchange, that are provided to Broker and FINRA on Broker's behalf (the "**Deliverables**").

6. **Use of the Service**. Broker acknowledges and agrees that it is solely responsible for (1) reviewing the Deliverables for accuracy, (2) reviewing FINRA's OATS web site for rejections and the submission of appropriate repairs, late reporting, non-reporting, and other reporting infractions, (3) complying with applicable law and FINRA's, the relevant Exchange's, or any other governmental or regulatory agency's rules, regulations, policies and interpretations, as amended (4) ensuring that any changes to Deliverables that are requested by Broker are completed in accordance with FINRA timelines and are received by FINRA, and (5) any fines, expenses, penalties or assessments imposed by FINRA or any other regulatory body as a result of the Service or the Deliverables. NYSE shall promptly notify Broker upon the occurrence of any event, including physical damage to NYSE's facilities or legal proceedings that would materially affect NYSE's ability to submit the Deliverables on Broker's behalf.

7. **Warranties and Representations**.

   a. NYSE warrants that it has the rights and authority required to enter into this Agreement and to perform the Service contemplated by this Agreement free from all liens, claims, encumbrances, security interests and any other restrictions.

   b. NYSE warrants that the Service will be performed, and the Deliverables will be prepared, in a timely and professional manner.

   c. NYSE represents that it is familiar with the OATS Rules and the OATS Reporting Technical Specifications and shall use commercially reasonable efforts to submit reports to OATS on behalf of Subscriber in compliance with OATS Rules and Technical Specifications.

d. NYSE represents that it has completed, or will complete, testing as described in the Technical Specifications.

e. NYSE represents that it has in place processes and procedures reasonably designed with the intent to ensure compliance with OATS requirements.

f. If NYSE fails to provide the Service or Deliverables as warranted in subsections b, c, and e of this section, or if any of the Deliverables are found to be incorrect, and Broker so notifies NYSE within thirty (30) days following the date NYSE delivers the Deliverables to Broker or FINRA then NYSE will re-perform the Service at no additional charge. The foregoing is Broker's sole and exclusive remedy in event of a breach of such warranties or delivery of incorrect Deliverables.

g. THE SERVICE AND DELIVERABLES PROVIDED UNDER THIS AGREEMENT ARE PROVIDED ON AN "AS IS" BASIS. EXCEPT TO THE EXTENT SET FORTH IN SUBSECTIONS 7(B), 7(C), 7(D) AND 7(E), NYSE MAKES NO REPRESENATIONS OR WARRANTIES, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SERVICE, DELIVERABLES OR ANY MATERIALS PROVIDED BY NYSE UNDER THIS AGREEMENT INCLUDING WITHOUT LIMITATION IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, COMPLIANCE WITH RULES OR REGULATIONS, AND NON-INFRINGEMENT. FURTHERMORE, NO GUARANTEE IS MADE AS TO THE EFFICACY OR VALUE OF THE SERVICE OR DELIVERABLES.

8. **Indemnification**. Broker shall indemnify and hold harmless and defend NYSE and its affiliates from and against any and all claims, liabilities, judgments, causes of action, damages, costs and expenses (including reasonable attorneys' fees) related to or arising out of any obligations that Broker has to FINRA or any other regulatory agency or Broker's use of the Deliverables or Service.

9. **Confidentiality**. "Confidential Information" means any and all material and information disclosed to, or acquired through observation or other perception by either party pursuant to, or concerning this Agreement or the Service, including, but not limited to, the terms of this Agreement, the Deliverables, any matters relating to the business of each party and, to the extent applicable, the corporate parents, subsidiaries, affiliates and licensors of each party, all trade secrets, information regarding business operations, designs, concepts and methodologies. Confidential Information shall not include, and the obligations herein shall not apply to, information that is (1) already known to the receiving party without an obligation of confidentiality at the time of disclosure and was not acquired directly or indirectly from the disclosing party, (2) publicly known or becomes publicly known through no wrongful act of the receiving party, (3) rightfully received from a third party and, to the knowledge of the receiving party, both without restriction and without breach of this Agreement, (4) furnished to a third party by the disclosing party without a similar restriction on the third party's rights, (5) approved for release by written authorization of the disclosing party, or (6) developed, now or later, independently by the receiving party without reference to the information acquired from the disclosing party. Each party shall maintain in confidence all Confidential Information received from the other, in any format, and shall not to disclose or otherwise make available the Confidential Information to any third party without the prior written consent of the disclosing party; provided, however, that each party may disclose the other party's Confidential Information to (1) affiliates, (2) consultants and subcontractors that have a need to know, and (3) its regulators and legal advisors.

10. **Limitation of Liability**. NEITHER PARTY IS LIABLE TO THE OTHER PARTY FOR CONSEQUENTIAL, INCIDENTAL, RELIANCE, PUNITIVE, SPECIAL OR INDIRECT DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS, INTERRUPTION OF BUSINESS, LOST, DESTROYED OR INACCURATE DATA, LOSS OF GOODWILL OR OTHER BUSINESS LOSS OR LOST SAVINGS) ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, EVEN IF SUCH PARTY HAD BEEN ADVISED OF THE POSSIBILITY OF OR COULD HAVE FORESEEN THE DAMAGES. NYSE'S AGGREGATE LIABILITY FOR ALL EVENTS, ACTS AND OMISSIONS ARISING UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT IS LIMITED TO AN AMOUNT EQUAL TO ONE THOUSAND DOLLARS. THESE LIMITATIONS ON LIABILITY APPLY REGARDLESS OF THE FORM OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE. BROKER ACKNOWLEDGES AND AGREES THAT EXCHANGE RULE 18 DOES NOT APPLY TO THE SERVICE OR THE DELIVERABLES.

11. **Miscellaneous**.

a. Broker may not assign, transfer, delegate or pledge this Agreement or any of its obligations under this Agreement. NYSE may freely assign, delegate or pledge this Agreement or any of its obligations under this Agreement. Any assignment, transfer, delegation or pledge in violation of this subsection 11(a) is null and void.

b. This Agreement is governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of laws. The parties agree that any controversy or claim arising out of or relating to this Agreement or the breach of this Agreement must be tried in a court of competent jurisdiction in the State and County of New York, and the parties consent to the personal jurisdiction of these courts.

c. Sections 5, 6, 8, 9, 10 and 11 will survive termination of this Agreement and continue in full force and effect.

d. This Agreement represents the entire agreement and understanding between the parties with respect to its subject matter and supersedes any and all prior and contemporaneous agreements, understandings, documents, negotiations and/or discussions (whether oral or written) between the parties. An obligation under this Agreement can only be waived by a written instrument signed by the party waiving the obligation. Any waiver or failure to insist upon strict compliance with an obligation of this Agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

e. NYSE may amend this Agreement from time to time by providing notice to Broker. Customer's use of the Services after 30 days after receipt of this notice constitutes acceptance of the relevant amendment.

f. Nothing contained in this Agreement will be construed as creating a partnership, joint venture or other contractual relationship between the parties.

g. If any provision of this Agreement is held to be unenforceable, in whole or in part, that holding will not affect the validity of the other provisions of this Agreement.

h. Neither party is liable nor will be deemed in default for any failure or delay in its performance under this Agreement to the extent due to a cause or causes beyond its control, including acts of God or public enemy, war, terrorist act, insurrection or riot, fire, flood, explosion, earthquake, unusually severe weather, labor dispute, national emergency, or act or omission of any governing authority or agency of a governing authority.

i. Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original.

j. Notices. Except as otherwise provided in this Agreement, all notices to the parties must be sent by: (1) courier, (2) certified mail, postage prepaid and return receipt requested or (3) e-mail with e-mail acknowledgement of receipt. All notices must be sent to: (1) in the case of NYSE: NYSE Group, Inc., Attention: Client Relationship Services, 11 Wall Street, 15th Floor, New York, NY 10005, crs@nyse.com, with a copy to NYSE Group, Inc., Attention: Office of the General Counsel, 11 Wall Street, 19th Floor New York, New York 10005, ContractNotices@theice.com and (2) in the case of Broker:

Company Name: ______________________________

Contact Name: ______________________________

Title: ______________________________

Street: ______________________________

City, State, Zip: ______________________________

Email: ______________________________

Each of the parties has caused this Agreement to be executed by its duly authorized representatives as of the Effective Date.

______________________________	**NYSE Group, Inc.**
Broker-Dealer	
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title	Title
______________________________	______________________________
Date	Date

Exhibit A

Service Description

1. OATS Reporting

    a. NYSE shall act as the Transmitting Order Sending Organization with respect to Broker's (1) reportable order events from the Exchange's floor broker system or other broker system into properly formatted firm order record(s) ("FORE"), and (2) reportable order events ("ROEs"). NYSE shall transmit this data to FINRA's OATS system in accordance with FINRA's and the relevant Exchange's OATS regulations and the OATS Technical Specifications.

    b. NYSE shall submit FORE file(s) to OATS on behalf of Broker, as compiled from the floor broker system, in a timely manner compliant with FINRA and the relevant Exchange's rules, regulations and interpretations.

    c. NYSE shall keep up to date on regulatory developments related to OATS reporting, including changes to the OATS regulations and OATS Technical Specifications and appropriately modify and test the OATS reporting systems with the intent to ensure continued adherence to the regulations and OATS Technical Specifications.

2. Supervision

    a. NYSE shall provide to Broker an OATS daily activity report consisting of (1) all data reported to OATS, (2) rejection reports, (3) mismatch reports and (4) current status of all submitted reports.

    b. NYSE shall monitor the OATS submissions to ensure that FOREs are submitted on a timely basis and that to NYSE's knowledge; the ROEs contain complete and accurate information.

    c. NYSE shall use commercially reasonable efforts, with the reasonable assistance of Broker, to investigate and resolve all errors and rejects.

    d. NYSE shall provide support services for OATS-related issues in a reasonably timely manner.

3. Data Retention: NYSE shall store the information used to create the Deliverables for five years and will upon request from Broker provide Broker, or FINRA, with copies of the Deliverables.

New York Stock Exchange LLC ("NYSE" or the "Exchange") Retail Liquidity Providers Application ("Application")

Instructions: In order to ensure your Firm's participation in the NYSE Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between the NYSE and your Firm, and that only employees of your Firm have access to NYSE facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Rule 107C for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of or Member Organization ("Firm")	
Firm Web CRD #	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an approved NYSE Member Organization and either a Designated Market Maker ("DMM") or Supplement Liquidity Provider ("SLP")? NYSE requires RLP applicants to be registered as either a DMM or SLP.	☐ Yes ☐ No
Please provide the NYSE MMID that will be used for the RLP program and corresponding symbols that should be assigned to each.* **Please Note:** Only one of your Firm's MMID's can be designated as the RLP in a given symbol. However, your Firm can use different MMID's for different symbols. MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ MM ID: ________________________ Symbols:____ *If necessary, applicant may attach a separate list of MMIDs and corresponding symbols.	
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE connectivity, please provide the name of the technology provider.	
Please describe the current business structure of the division within your Firm that will become an RLP.	
On a separate attachment, please provide an overview of your trading technology infrastructure and operational support structure.	
Please include any documentation that will demonstrate your Firm's ability to meet the 5% quoting requirement in your designated RLP securities pursuant to NYSE Rule 107C.	

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Bonds Trading License Application ("BTL")

Please Type or Print Clearly

Organization and Contact Information:	
Name of Member Organization:	
Web CRD Number:	
Primary Contact:	
Contact Name	
Email Address	
Telephone / Fax Number	
Billing Contact:	
Contact Name	
Mailing Address	
City, State Province, Postal Code	
Telephone / Fax Number	
Email Address	

The cost of a NYSE Bonds Trading License is $1,000 per year.

The undersigned Member Organization understands and agrees that:

1. In the event this application is accepted, the undersigned will make timely payment of all amounts due in connection with the acquisition and holding of a BTL as prescribed in NYSE Rule 87.
2. The Rules of New York Stock Exchange LLC (NYSE) may be reviewed at *www.nyse.com*. As holder of a BTL, the undersigned agrees to comply with such rules as they are in effect from time to time, and without limiting the foregoing, that it will be subject to the jurisdiction of NYSE.

Signature of Authorized Representative: ______________________

Print Name: ______________________

Title: ______________________

Date: ______________________

.

Please send a completed version of this application to crs@nyse.com

Application to Aggregate Billing of Affiliated Member Firms

NYSE, NYSE American, NYSE Arca, NYSE National, and NYSE Chicago (together “NYSE Exchanges” or separately the “Exchange”) Aggregate Billing

In accordance with the applicable Exchange’s fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: ______________________________

Business Address: ______________________________

City: ______________ State: ________ Zip: ________

Business Phone: ______________ CRD #: ______________

Please check the applicable market(s) for this request:

☐ **NYSE American** ☐ **NYSE Arca** ☐ **NYSE National**

☐ **NYSE** ☐ **NYSE Arca Options** ☐ **NYSE American Options**

☐ **NYSE Chicago**

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc…)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange’s fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: ______________________________

Name: ______________________________

Title: ______________________________

Phone: ______________________________

Email Address: ______________________________

Date: ______________________________

Completed application should be returned via email to crs@nyse.com.



NYSE Gateways Session Request Form

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:		# of Sessions:	
Market:			
Session Type:			
Protocol:			
SenderCompIDs (Type in all if modifying or removing):			
TPID or Master Firm/Mnemonic (if adding new session):			
BOLD Default Value (American Options Only):			

Drop Copy Settings (*Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Drop Copy Request Type:		# of Drop Copy Sessions:	
Drop Copy SenderCompIDs (if modifying or removing):			
Drop Copy Type:			
Message Preference:			
Drop Copy Filter:			
Based on the above selection, list all filter items (e.g. - If you Selected 'Mnemonics', list the Mnemonics that should be reported. If you selected 'SenderCompID', list the sessions you wish to drop to the drop copy session):			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group:

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

NYSE
AN ICE EXCHANGE

Session Request Form - Pillar Native Gateway

Session setup process consists of two steps:

1. For new, or modification to existing, sessions please submit this form to connectivity@nyse.com
2. For new, or modification to existing, source network address provisioning, please complete the Source IP Permission and Peering Information in the table (Page 2) and send a separate request to clientprovisioning@theice.com

For questions regarding this form, please contact Connectivity Tel: +1 212.896.2830 option 2,1/Email: connectivity@nyse.com

Contact Information			
Company Name:			
First/Last Name:			
Email Address:			
Phone:			
Session Detail -Please select only one option from the drop down lists below and specify number of Sessions.			
Request Type:		# of Sessions:	
Market:			
Session Type:			
Protocol:			
SenderCompIDs (Type in all if modifying or removing.):			
Order Entry Settings *(Required)* - Leave blank and proceed to the next page if protocol is drop copy. - Below default settings will apply if properties selection left unchanged.			
MPID(s):			
Cancel on Disconnect:			
Priority Update Ack Subscription:			
Default Self-Trade Prevention:			
Symbol Eligibility:			
Max Order Qty (Exchange max applied, if blank.):			
Drop Copy Settings *(Required)* - Leave blank if protocol is order entry. - Check only the settings that are changing if this is a modification.			
Request Type:		# of Drop Copy Sessions:	
Protocol:			
Message Preference:			
Drop Copy Filter:			
Based on the above selection, list all filter items: MPIDs or SenderCompIDs to be added or removed:			

Source IP Permission and Peering Information *(Required)*		
Network Provider	Please list all Source IP Address Ranges you will use to connect to Native Gateways Format: xxx.xxx.xxx.xxx /24	Please list the Peering IPs for the IP ranges listed to the left Format: xxx.xxx.xxx.xxx

Acknowledgment of Certification
Please check the following box to acknowledge that any new functionality being requested in this document has been appropriately tested and certified with our Technology Member Services group:

By (Signature):	
Name:	
Title:	
Company Name:	
CRD #:	
Phone:	
Email Address:	
Date:	

NYSE Pillar
Connectivity Questionnaire (CQ)

Instructions and Information
Permit Holders must complete, and the Exchange must approve, the following questionnaire prior to establishing connectivity to the Exchange. All connections are subject to and governed by applicable laws, regulations and Rules and any applicable user agreement.

1. Process for adding Connectivity:

- Step 1: Completed Connectivity Questionnaire (CQ) is sent to Client Relationship Services (CRS) at CRS@nyse.com. Please complete one CQ for each MPID.
- Step 2: When the CQ is approved, CRS permissions the new access type for the next business day and notifies the Permit Holder and the API Technical Support team.
- Step 3: API Technical Support completes any necessary session updates. If a new session is required, please also submit to Connectivity@nyse.com the Session Request Form available at **www.nyse.com/pillar**.
- Step 4: Permit Holder's new access to the Exchange is complete.
- If a connection is terminated by the Permit Holder, the Permit Holder must notify CRS@nyse.com within one business day.

2. The full text of rules referenced in this Connectivity Questionnaire can be found at www.nyse.com/regulation.

3. Permit Holder and Contact Information

Permit Holder Firm Name:		Web CRD™ Number:	
Business Contact:		Business Contact E-Mail:	
Compliance Contact:		Compliance Contact E-Mail:	

4. Details

MPID requesting access to: ☐ NYSE Arca Equities ☐ NYSE American ☐ NYSE National ☐ NYSE Equities ☐ NYSE Chicago ☐ NYSE American Options ☐ NYSE Arca Options	**MPID:**
How will this MPID be accessing the exchange? Please check the appropriate box(es). ***Service Bureaus, Floor Broker OMS and Floor Broker FBA Providers must sign in Section 5.**	☐ Direct (FIX) ☐ Direct (Binary) ☐ Service Bureau (SB Name: ______) ☐ Floor Broker OMS (OMS Name: ______) (NYSE Equities Only) ☐ Floor Broker FBA (FBA Name: ______) (NYSE Equities Only) ☐ Identifier Only - No Connectivity
Will this MPID be used by a customer or affiliate of the Permit Holder? **If Yes, please list the customer or affiliate name**:	☐ Yes ☐ No ______

By signing this Connectivity Questionnaire:

- **The Permit Holder represents that it has established reasonably designed regulatory policies and procedures and pre-trade risk management systems pursuant to applicable Rules and federal rules over the order flow that is sent through this connection.**
- **The Permit Holder confirms having established reasonably designed regulatory policies and procedures to monitor order flow pursuant to SEC Rule 15c3-5.**
- **The Permit Holder understands that this route is not to be used for any other purpose or for any other entity other than what is documented in this Connectivity Questionnaire.**

Name and Title (Printed)	
Name (Signature)	

Please return to Client Relationship Services via email at CRS@nyse.com.

5. Access Provider Authorization (Service Bureau / Floor Broker OMS / Floor Broker FBA)

Permit Holder Firm Name:		MPID:	

The undersigned, as an approved NYSE Service Bureau, Floor Broker OMS or Floor Broker FBA, agrees to provide access to the NYSE Platform for the above mentioned Permit Holder per the information outlined in this Connectivity Questionnaire and in accordance with the NYSE Pillar Access Provider Connection Agreement, or other applicable NYSE Agreement.

Access Provider Name (Service Bureau, Floor Broker OMS or Floor Broker FBA):	
Authorized Signature:	
Name and Title:	
Phone:	
E-Mail:	

Please return to Client Relationship Services via email at CRS@nyse.com.

NYSE Pillar
Access Provider Connection Agreement

ACCESS PROVIDER CONNECTION AGREEMENT

The undersigned ("User"), as a condition and in consideration of being permitted to connect to the NYSE Pillar technology platform ("Pillar"), for the purposes of connection to one or more market (as identified below), agrees with the NYSE Entity(ies) indicated below as set forth in this Access Provider Connection Agreement ("Connection Agreement").

Platform:	NYSE Entity(ies)
☐ NYSE Arca Equities	NYSE Arca, LLC[1]
☐ NYSE American	NYSE American LLC
☐ NYSE National	NYSE National, Inc.
☐ New York Stock Exchange	New York Stock Exchange LLC
☐ NYSE Chicago	NYSE Chicago, Inc.
☐ NYSE American Options	NYSE Amex Options LLC
☐ NYSE Arca Options	NYSE Arca, Inc.

General Information

Name of Firm or Company ("User"): ______________________________
(If User changes its name, a new Connection Agreement is required.)

AKA Name / Formerly Known As: ______________________________

Address: ______________________________

____

Contact Person: ______________________________

Title: ______________________________

Phone: ______________________________

Email: ______________________________

Web Address: ______________________________

User represents that it is

☐ an access provider acting on behalf of an approved member/participant/permit holder ("Subscriber") of the market(s) identified above. If User is responsible for more than one Subscriber, User must list all Subscribers in Exhibit A.

Accepted on behalf of User:

____
(Access Provider Name)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: ______________________________

Date: ______________________________

Accepted on behalf of NYSE:

____
(Entity)

By (Signature): ______________________________

Name: ______________________________

Title: ______________________________

Email: CRS@nyse.com

Date: ______________________________

Please return completed form to Client Relationship Services at CRS@nyse.com

[1] NYSE Arca operates a Platform of its affiliate, NYSE Arca, Inc., a self-regulatory organization.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS

1. Connection
This Connection Agreement provides User only with a connection to Pillar ("Pillar Connection") and does not assure User or any end user receiving connectivity directly or through User ("End User") of the right to access the New York Stock Exchange, NYSE MKT, NYSE Arca Equities, NYSE Arca Options, NYSE Amex Options, or NYSE Bonds marketplaces (each a "NYSE Market" and together "NYSE Markets") and User is responsible for making separate arrangements to access each NYSE Market. In NYSE's sole discretion, the use of or the right to receive or redistribute a Pillar Connection or access to the NYSE Markets (a) may not be made available to all persons or entities, and (b) may require compliance with additional terms, obligations and conditions, including execution of and compliance with additional documentation. User shall ensure that each End User is a Subscribers of any NYSE Market to which User provides the End User a Pillar Connection and shall not allow any End User that is not also a Subscriber of a NYSE Market access to that NYSE Market.

2. Proprietary Rights
User agrees that all proprietary rights in Pillar and the Pillar Connection are and shall remain the property of NYSE and its third party providers of data, information, data processing services or other services related to the Pillar Connection or any service ("Third Party Providers"), and User shall have no proprietary right or interest in Pillar or the Pillar Connection.

3. Compliance with Law
User shall comply with (i) all applicable laws, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) all rules, regulations, interpretations, decisions, opinions, orders and other requirements of any applicable NYSE Markets, relating to Pillar and the Pillar Connection. User shall not (a) alter, decompile, or disassemble any code underlying Pillar or the Pillar Connection or (b) attempt to circumvent any security protections for Pillar or the Pillar Connection, or (c) interfere with or disrupt Pillar or the Pillar Connection, or any servers or networks connected to the NYSE Markets, or (d) give access to or disclose to any unauthorized person any password, encryption key or other security methodology through which Pillar or any Pillar Connection is accessed. User shall take all reasonable precautions to safeguard the confidentiality of any password encryption key or other security methodology.

4. Specifications and Testing
User has read and understands the specifications and policies located at www.nyse.com/connectivity/specs any other specifications and policies applicable to User, the Pillar Connection and the NYSE Markets, all as updated from time to time and located at www.nyse.com (collectively, the "Specifications"). User shall comply with and be bound by all provisions of the Specifications, as currently in effect and, in accordance with Section 6 below, as they may be amended from time to time. User shall cooperate with NYSE and whatever other parties NYSE specifies as required for testing of business continuity and disaster recovery plans, including backup systems.

5. Suspension of Pillar Connection
NYSE may, without incurring any liability, suspend the User's or an End User's Pillar Connection at any time, without notice (unless the provision of advance notice is reasonably practicable) and without cause.

6. Amendment
NYSE may amend this Connection Agreement and the Specifications from time to time upon giving notice of the terms of any amendment to User by any reasonable means, including by publication on www.nyse.com (the "Website"). With regard to any amendment effected by publication on the Website, NYSE shall use reasonable efforts to advise User of the publication of the amendment by sending notice to the email address of User's Contact Person set forth on the signature page of this Connection Agreement. NYSE, in its sole discretion, may limit, expand or terminate, or subject to different or additional terms, conditions or restrictions, the Pillar Connection. User's use of the Pillar Connection after thirty (30) days of publication or receipt of notice of amendment of this Connection Agreement or of the Specifications constitutes acceptance of that amendment. If User changes its name, a new Connection Agreement is required. If the Subscriber for an Access Provider becomes invalid, User shall send NYSE notice of this invalid status within thirty (30) days of the Subscriber becoming invalid, and a new Connection Agreement or Exhibit A, as relevant, is required. If the User adds additional Subscribers, User must sign an updated Exhibit A. Connection Agreements must be current as determined in NYSE's sole discretion. Connection Agreements that are not current are subject to termination by NYSE.

7. Payment
User shall pay NYSE, LLC for the Pillar Connection by End Users per the charges set forth in the applicable NYSE Market fee schedule available at www.nyse.com ("Fee Schedules"). User shall make payments pursuant to the terms set forth in this Connection Agreement and the Fee Schedules. Payment is due within thirty (30) business days from the invoice date. Charges may be changed by NYSE effective at any time. User may arrange for third party billing, however, User shall be fully responsible for all payments due under this Connection Agreement regardless of designation of a third party payor. User agrees to pay all third party charges, such as sales taxes, which are User's legal responsibility to pay.

8. Disclaimer

PILLAR AND THE PILLAR CONNECTION ARE PROVIDED TO USER ON AN “AS IS” BASIS. NYSE, NYSE TECHNOLOGIES CONNECTIVITY, INC., THE THIRD PARTY PROVIDERS AND EACH OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND LICENSORS ARE REFERRED TO AS THE “DISSEMINATING PARTIES.” WITH RESPECT TO PILLAR AND THE NYSE MARKETS, PILLAR CONNECTION, AND THEIR RESPECTIVE CONTENTS, THE DISSEMINATING PARTIES DO NOT MAKE ANY REPRESENTATIONS AND, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, DISCLAIM ALL EXPRESS, IMPLIED AND STATUTORY WARRANTIES OF ANY KIND TO USER, END USER OR ANY THIRD PARTY. THIS DISCLAIMER INCLUDES REPRESENTATIONS AND WARRANTIES REGARDING ACCURACY, TIMELINESS, COMPLETENESS, SEQUENCING, LATENCY, CURRENTNESS, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY REPRESENTATIONS OR WARRANTIES ARISING FROM USAGE OR CUSTOM OF TRADE OR BY OPERATION OF LAW. THE DISSEMINATING PARTIES ASSUME NO RESPONSIBILITY FOR THE CONSEQUENCES OF ANY ERRORS OR OMISSIONS, DELAYS, INACCURACIES, SYSTEM FAILURES OR ANY OTHER FAILURES OR SHORTCOMINGS IN CONNECTION WITH THE USER’S OR END USER’S RECEIPT AND USE OF PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION, AND DO NOT GUARANTEE THE TIMELINESS, SEQUENCE, ACCURACY OR COMPLETENESS OF ANY INFORMATION OR DATA PROVIDED AS PART OF PILLAR, THE NYSE MARKETS OR PILLARCONNECTION.

9. Limitation of Liability

TO THE EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT ARE THE DISSEMINATING PARTIES LIABLE TO USER, ANY END USER OR ANYONE ELSE FOR:

A) ANY TYPE OF DAMAGES (SUCH AS DIRECT, CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES), EVEN IF ADVISED OF THE POSSIBILITY OF THE DAMAGES,
B) ANY OTHER LOSS OR INJURY, OR
C) ANY TELECOMMUNICATIONS CHARGES OR OTHER COSTS, INCURRED BY USER IN ACCESSING OR USING PILLAR, THE NYSE MARKETS OR PILLAR CONNECTION.

10. Governing Law

This Connection Agreement is governed by and construed in accordance with the laws of the State of New York, USA, without regard to choice of law principles, as the laws of the State of New York apply to agreements made and performed solely within New York. If a court finds any term or provision of this Connection Agreement to be invalid or unenforceable, that term or provision will be ineffective only to the extent of the finding and the court’s jurisdiction, without rendering invalid or unenforceable the remaining terms and provisions of this Connection Agreement in that court’s jurisdiction or affecting the validity or enforceability of any of the terms and provisions of this Connection Agreement in any other jurisdiction.

11. Term and Termination

This Connection Agreement is effective only when accepted by NYSE. User will be notified of this acceptance by email at the email address of User’s Contact Person set forth on the signature page of this Connection Agreement. The term of this Connection Agreement commences upon valid execution by the User and delivery to and acceptance by NYSE, and continues until the last day of the month which is one month after the month in which this Connection Agreement commences. Thereafter, the term of this Connection Agreement automatically extends for one month terms from month to month, unless terminated in accordance with the terms of this Section 11. This Connection Agreement may be terminated by User upon five (5) days’ notice to NYSE, and by NYSE at any time in NYSE’s sole discretion; provided, however, that NYSE shall provide notice if reasonably practicable. Upon termination, NYSE will terminate the Pillar Connection. The foregoing notwithstanding, the provisions of Sections 2, 3, 4, 7, 8, 9, 10, 11, 12, 13, 14, 15, and 17 survive any expiration or termination of this Connection Agreement.

12. Assignment and Entire Agreement

User may not assign or delegate any of its rights or obligations arising under this Connection Agreement, except with the prior written consent of NYSE, which will not be unreasonably withheld. Any purported assignment or delegation in violation of this Section 12 is null and void. This Connection Agreement and the Fee Schedules, as amended from time to time by NYSE or any of the NYSE Markets, constitute the entire agreement between the parties on this subject matter and supersede all prior agreements, arrangements, representations or promises, whether oral or written.

13. Redistribution and Confidentiality

Except as set forth in this Connection Agreement, User may not redistribute the Pillar Connection and may not disclose the content of the NYSE Markets, Pillar Connection or any Specification, unless otherwise permitted pursuant to a separate written agreement with NYSE or pursuant to a published policy of the NYSE Markets or as otherwise permitted by law. The foregoing is not to be construed to restrict the distribution or disclosure of any proprietary information of User solely because the information may have been transmitted via a Pillar Connection. User may allow End Users access or use of the Pillar Connection if User (i) requires that all End Users enter into a separate agreement with User respecting the delivery of User services, and that, irrespective of the separate agreement, acknowledge that there is no contractual privity between any End Users, on the one hand, and NYSE or any of the NYSE Markets, on the other hand, with respect to Pillar and the Pillar Connection, (ii) ensures all End Users comply with the Specifications and (iii) requires that its agreements with each of its End Users contain terms sufficiently limiting End Users’ use of Pillar, the NYSE Markets and Pillar Connection in accordance with the restrictions on use, disclaimers and limitations of liability delineated in this Connection Agreement.

PILLAR ACCESS PROVIDER CONNECTION AGREEMENT TERMS AND CONDITIONS (CONTINUED)

14. Benefit of Agreement

The provisions of this Connection Agreement are for the benefit of NYSE, NYSE Technologies Connectivity, Inc. and the Third Party Providers, the NYSE Markets and each of their respective affiliates. Each of NYSE, NYSE Technologies Connectivity, Inc. the Third Party Providers, the NYSE Markets and their respective affiliates has the right to assert and enforce the provisions of this Connection Agreement directly against the User.

15. Notices

Except as otherwise provided in this Connection Agreement, all notices to the parties shall be sent by (i) courier, (ii) certified mail, postage prepaid and return receipt requested or (iii) e-mail with e-mail acknowledgement of receipt. All notices must be sent to (i) in the case of NYSE, crs@nyse.com with a copy to ContractNotices@theice.com and (ii) in the case of User, to the User's Contact Person set forth on the first page of this Connection Agreement. Either party may change its designated notice recipient by notice to the other party.

16. Force Majeure

Notwithstanding any other term or condition of this Connection Agreement, NYSE, NYSE's affiliates, and its third party providers, including, but not limited to, software, hardware, communications and data providers, and User, shall not be obligated to perform or observe their obligations undertaken in this Connection Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond their control and without their gross negligence or willful misconduct. Such causes include, without limitation, acts of God, acts of government in its sovereign or contractual capacity, power shortages or failures, utility or communications failures or delays, labor disputes, strikes, supply shortages, equipment failures, and software malfunctions.

17. Predispute Arbitration

A) ARBITRATION IS FINAL AND BINDING ON THE PARTIES
B) THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
C) PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.
D) THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED
E) THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY
F) No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the User is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Connection Agreement except to the extent stated herein. All claims, disputes, controversies, and other matters in question between the parties to this Connection Agreement and the parties' employees, and other agents, arising out of, or relating to this Connection Agreement, or to the breach hereof, shall be settled by final binding arbitration. The arbitration proceeding shall be held in the City of New York, State of New York, unless otherwise agreed by the parties. In no event shall such claim, dispute, controversy, or other matter in question be made later than one (1) year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

EXHIBIT A TO PILLAR ACCESS PROVIDER CONNECTION AGREEMENT

Member Name(s):

____

User (Access Provider)

______________________________ ______________________________

Authorized Signature of User Name

______________________________ ______________________________

Title Date

Please email completed Exhibit to CRS@nyse.com.

NYSE Pillar
Access Provider Connection Agreement
Floor Broker Services Addendum

User, as identified below, has already entered into an Access Provider Connection Agreement ("Connection Agreement") with at least one NYSE Entity. User is aware that NYSE rules specify certain trading activity (such as, but not limited to, activity related to usage of Floor Broker-specific order types and access to Auction Imbalance Information) that is available only to Floor Brokers when they are physically present on the Trading Floor (as defined below) (this activity, the "Floor Restricted Activity"). User would like to provide connectivity for Floor Brokers who may utilize that connectivity to engage in or in connection with Floor Restricted Activity and therefore agrees to the additional restrictions set forth herein. This Addendum incorporates all the terms and conditions of the Connection Agreement, located at www.nyse.com, as amended from time to time in accordance with the terms of the Connection Agreement.

Name of Applicant Access Provider (User): ____

CRD # (if applicable): __________________________

Business Address: ____

City: ________________________________ State: ________________________ Zip Code: _____________

Contact Name: ___________________________________ Title: ______________________________

Phone: ______________________________ E-mail: _____________________________________

I. Definitions

1. "Floor Broker" means a natural person associated with a Member Organization who has been approved by NYSE and designated by a Member Organization to effect transactions on the Trading Floor.
2. "Floor Broker FBA" means computerized or electronic algorithms and related services made available to Member Organizations.
3. "Floor Broker OMS" means an order management system made available to Member Organizations.
4. "Member Organization" means a registered broker or dealer approved by NYSE pursuant to NYSE Rule 311 and that is authorized to designate an associated natural person to effect transactions on the Trading Floor.
5. "NYSE" means New York Stock Exchange LLC.
6. "Order Representation" means the act of introducing orders to, modifying, cancelling, or resting orders on NYSE's matching facility.
7. "Point of Presence" or "PoP" means verification that a Floor Broker is physically present on the Trading Floor.
8. "Trading Floor" has the meaning specified in NYSE Rule 6A.

II. Providing Connectivity as: ☐ **Floor Broker OMS (Note: Section III does not apply to OMS)**

1. **Access to Floor Restricted Activity**. User acknowledges that the following requirements must be satisfied in order to grant access to Floor Restricted Activity:

   a. connectivity provided by the User will allow Floor Restricted Activity to be made available only to Floor Brokers who are physically located on the Trading Floor, and User will implement policies and procedures reasonably designed to ensure that Floor Restricted Activity is not otherwise made available;
   b. User's order management system must validate Floor Broker PoP prior to enabling or permitting access to Floor Restricted Activity;
   c. User must log PoP events in the audit trail as specified in the "Authentication, Authorization & Audit Trail Requirements" section of this Addendum; and
   d. User must prevent Floor Brokers from engaging in Order Representation when PoP is not valid or has become inactive. This includes, but is not limited to:
      i prohibiting the submission of new orders under that Floor Broker's badge number; and
      ii cancelling all open orders submitted to NYSE under that Floor Broker's badge number.

2. User represents and warrants that it has implemented controls reasonably designed to ensure that:

   a. Floor Brokers utilizing connectivity provided by the User can engage in Floor Restricted Activity consistent with applicable NYSE, FINRA, or federal securities law requirements, including, but not limited to:
      i NYSE Rules 95, 122, 123, 134, 411, and 6800 Series (Consolidated Audit Trail Compliance);
      ii FINRA Rule 5320; and
      iii applicable federal securities laws and regulations, including that the member organization that has designated a Floor Broker to effect transactions on the Trading Floor and connects via the User to engage in Floor Restricted Activity is the broker or dealer with market access responsible for compliance with SEC Rule 15c3-5.

3. **Authentication, Authorization & Audit Trail Requirements**. User shall ensure that it has implemented the following systemic controls for all Floor Restricted Activity effected through or in connection with connectivity it provides to Floor Brokers:

   a. unique user accounts for each Floor Broker;
   b. multifactor authentication to validate the Floor Broker's identity and prevent credential sharing;
   c. Floor Broker session inactivity timeout;
   d. all actions taken by a Floor Broker's account must be logged in an audit trail that is provided to the relevant Floor Broker in a form and manner such that it can be retained pursuant to Floor Broker books and records retention requirements;
   e. the audit trail log must record all authentication and authorization attempts, all log out or inactivity timeouts, and sufficient information to evidence that the Floor Broker was physically present on the Trading Floor;
   f. upon NYSE request, User must provide the audit trail to NYSE in a form and manner acceptable to NYSE; and
   g. User must submit daily, in a form and manner acceptable to NYSE, a daily file tracking the granting and removing of entitlements for Floor Restricted Activity to NYSE's regulation group and to each relevant Floor Broker.

4. **Access to the Auction Imbalance Information**

   a. User understands that pursuant to NYSE Rule 7.35B(e)(1)(B), NYSE makes available specified Auction Imbalance Information to Floor Brokers beginning two hours before the end of Core Trading Hours (as defined in the NYSE Rules). That Rule imposes certain restrictions on the distribution and availability of such Auction Imbalance Information, including, but not limited to, when and under what circumstances such Auction Imbalance Information will be made available to Floor Brokers and that such Auction Imbalance Information will be provided for display purposes only. User agrees that should it make available such Auction Imbalance Information to Floor Brokers, it will do so in a manner consistent with Rule 7.35B(e)(1)(B).
   b. Auction Imbalance Information will be provisioned directly to the User, or to a User-designated service vendor, once the appropriate market data agreement is signed. Failure to comply with the restrictions set forth in the market data agreement may, among other things, result in User's access to the Auction Imbalance Information being terminated.

5. **Attestation Requirements**

   a. User must submit a written attestation to NYSE documenting how it implements the requirements set forth in this Addendum for NYSE review and approval. Such review and approval must be complete prior to the provisioning of NYSE order entry sessions. NYSE approval of User's order management system is limited to affirming that system's adherence to these requirements, and the usage of an approved order management system does not, in and of itself, demonstrate that a Floor Broker is necessarily in compliance with NYSE rules.
   b. User must file a new written attestation with NYSE at least annually to reconfirm the controls in place, or upon making a material change to the controls in the User's latest approved attestation. User must seek NYSE approval of any such changes to these controls prior to production implementation. Failure to do so may result in termination or suspension of order entry ports or access to Auction Imbalance Information.
   c. User must make latest version of the NYSE-approved attestation available to Floor Brokers.

NYSE Pillar
Access Provider Connection Agreement
Floor Broker Services Addendum

III. Providing Connectivity as: ☐ **Floor Broker FBA (Note: Section II does not apply to FBA)**

1. An FBA must only utilize a PILLAR FBA session for orders received by an OMS Provider that has a valid Floor Broker Services Addendum in place.

IV. Requirements Applicable to OMS and FBA

1. User represents and warrants that it has established controls reasonably designed for:
   a. A User or Floor Brokers utilizing connectivity provided by the User will not utilize that connectivity to route an order to the NYSE from a Floor Broker while an order routed by the User to the NYSE from another Floor Broker on behalf of the same principal, in the same symbol, on the same side, at the same price is resting on the NYSE. For purposes of this provision, orders from a single customer Member Organization are presumed not to be for the account of the same principal if the customer Member Organization maintains Independent Units (as that term is defined in NYSE Rule 122) and the orders are from Independent Units. An order is considered resting on the NYSE until the User receives an acknowledgment of either a cancellation or execution of such order; and
   b. For intraday trading, User or Floor Brokers utilizing connectivity provided by the User, will not utilize that connectivity to submit a buy-side (sell-side) order on the NYSE while there is a resting sell-side (buy-side) order on the NYSE for the same symbol for the same principal.
2. User agrees that at any point during the term of this Agreement and for one (1) year thereafter, NYSE may audit User's compliance with the requirements of this Addendum.

The parties have executed this Addendum by their duly authorized representatives.

Accepted on behalf of User:		**Accepted on behalf of NYSE:**	
____________________________		____________________________	
(Access Provider Name)		(Entity)	
By (signature):	____________________	By (signature):	____________________
Name:	____________________	Name:	____________________
Title:	____________________	Title:	____________________
E-mail:	____________________	E-mail:	CRS@nyse.com
Date:	____________________	Date:	____________________

Please return completed form to Client Relationship Services at CRS@nyse.com

NYSE Pillar - Trading Operations Desk
Authorized Traders

Please identify the personnel authorized to conduct business over the phone with the NYSE Trading Operations Desk for the below selected market(s).

☐ NYSE	☐ NYSE American Equities	☐ NYSE American Options	☐ NYSE National
☐ NYSE Arca Equities	☐ NYSE Arca Options	☐ NYSE Chicago	

General Information

Firm Name: ______________________________

Business Address: ______________________________

City: ______________ State: __________ Zip: __________

Business Phone: ______________ CRD #: ______________

Authorized Traders

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Full Name: ______________________________

Email Address: ______________________________

Phone #: ______________

Authorized Signatory

By (Signature) ______________________ Date: ______________

Print Name: ______________________________

Title: ______________________________

Phone: ______________________ Email: ______________

☐ Additional Authorized Traders are submitted in a separate document attached hereto

Please return via email to crs@nyse.com.

EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below).

Please select below which market(s) this Equity Clearing Letter of Consent is to be used for:

☐ NYSE Arca Equities ☐ NYSE American Equities ☐ NYSE National ☐ NYSE ☐ NYSE Chicago

The above markets are referred to as an "Exchange" or the "Exchanges," as relevant.

The term "Member" refers to a member organization, Equity Trading Permit Holder, or Participant, as applicable, of one or more Exchanges and includes applicants to be a Member of one or more Exchanges.

The term "Clearing Member" refers to a Member of the same Exchange(s) where the Member effects transactions and that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Member with the Clearing Member:

____
Member

____
CRD#

This Letter of Consent shall be subject to the Rules of the relevant Exchange(s), as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

____
Signature of Authorized Officer, Partner or Managing Member of Clearing Member

____
Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of Member

____
Print Name / Title

____
Print Name / Title

____
Date

____
Date

Please return this form via email to crs@nyse.com.

NEW YORK STOCK EXCHANGE LLC ("EXCHANGE") FLOOR BROKER EQUITY CLEARING LETTER OF CONSENT

Letter of Consent – To be completed by Clearing Member (defined below) and Member (set forth below) of the Exchange.

The term "Member" refers to a member organization of the Exchange that operates a Floor broker business and includes applicants to be a Member of the Exchange. The term "Customer" refers to a broker-dealer customer or affiliate of the Member.

The term "Clearing Member" refers to a member organization of the Exchange that is a clearing agency that is a member of the National Securities Clearing Corporation ("NSCC").

The undersigned Clearing Member hereby represents that it has a relationship with the Customer specified below and agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the Customer:

______________________________________ ____________________________
Member CRD#

____
Customer

This Letter of Consent shall be subject to the Rules of the Exchange, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Member.

____
Clearing Member (Broker-Dealer Name)

____
Clearing Member (NSCC Clearing #)

______________________________________ Signature of Authorized Officer, Partner or Managing Member of **Clearing Member**	______________________________________ Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of **Member**
______________________________________ Print Name / Title	______________________________________ Print Name / Title
______________________________________ Date	______________________________________ Date

Please return this form via email to crs@nyse.com.

NYSE Exchanges Retail Attestation Form

Instructions: This form is to be completed by a Member[1] of New York Stock Exchange LLC ("NYSE"), NYSE Arca, Inc., ("NYSE Arca") or NYSE American LLC ("NYSE American") (collectively, the "NYSE Exchanges") that would like to submit either (1) Retail Orders in connection with either the NYSE Rule 7.44 or NYSE Arca Rule 7.44-E Retail Liquidity Provider Programs ("RLP Program"); or (2) orders with a retail modifier that are eligible for retail-specific rates that may be offered from time to time by one or more NYSE Exchanges. Members wishing to submit "Retail Orders" under an RLP Program should contact Client Relationship Services at crs@nyse.com for further details on the appropriate paperwork.

An order designated as a "Retail Order" (either as a "retail" modifier or "Retail Order" for purposes of rates on the applicable NYSE Exchange fee schedule or as a "Retail Order" for purposes of an RLP Program) is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the NYSE Exchanges by a Member, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.

Please note: If a Member uses an algorithm to determine to send an existing order as a Retail Order to one or more NYSE Exchanges, such order is eligible for rates applicable to Retail Orders and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that Member assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the requirement preventing changes to the terms of the order (e.g. price or side) is not meant to prevent a Member from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

A Member may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the Member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

A Member that has previously submitted a retail attestation form for either NYSE or NYSE Arca will be deemed to have submitted a form for other NYSE Exchanges and does not need to complete this form to be eligible for rates for Retail Orders that may be available on other NYSE Exchanges from time to time.

Please select below which market(s) your Firm would like to participate with:

☐ NYSE ☐ NYSE Arca Equities ☐ NYSE American Equities

1. Member Information

Name of Member	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

[1] The term "Member" refers to a member organization, Equity Trading Permit Holder, Participant, as applicable, of one or more NYSE Exchanges and includes applicants to be a Member of one or more NYSE Exchanges.

2. Business and Technology Questions

Member may designate Retail Orders by entering the value "RET" in Fix Tag 57, or the Binary field: SenderSubID
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested.

3. Retail Order Supervisory Requirements

By executing this form, the Member attests that substantially all orders submitted to the NYSE Exchanges by the Member tagged as a Retail Order would meet the qualifications specified on this form for such orders.

Member further attests that it has in place Written Supervisory Procedures (WSPs) reasonably designed to assure that it will only designate orders as Retail Orders if all applicable requirements, including as described in NYSE Rules 13 and 7.44 and NYSE Arca Rule 7.44-E, as applicable, are met. Such WSPs also must require the member organization to (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements, including that the Member maintain adequate substantiation that substantially all orders sent to the NYSE Exchanges as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if the Member represents Retail Orders from another broker-dealer customer, the Member's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as "retail" orders meet the definition of a Retail Order.

The Member must (i) obtain an annual written representation, in a form acceptable to the NYSE Exchanges, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the NYSE Exchanges; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Authorized Signatory of Member	
Print Name	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com

Retail Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each customer firm. This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Broker-Dealer Customer Agreement (the "Agreement") is between

   ____, (Member Organization ("Member") and

   ____, (the "Customer"), which is a registered broker-dealer.

   This Agreement authorizes the Member to route Retail Orders (including orders with a "retail" modifier) to an NYSE Exchange on behalf of the Customer pursuant to NYSE Rule 7.44, NYSE Arca Rule 7.44-E, the NYSE Price List, the NYSE Arca Fee Schedule, or the NYSE American Price List, as applicable (collectively, "NYSE Exchanges' Retail Order Requirements"). By executing this Agreement, Customer represents that it will only send orders to a Member that are designated as Retail Orders and that the entry of such orders to the Exchange will be in compliance with the NYSE Exchanges' Retail Order Requirements.

2. A Retail Order is an agency order or a riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by a Member Organization provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual. Customer further represents that substantially all orders sent to a Member Organization as Retail Orders meet the definition of a Retail Order and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Contact Name	Print Contact Name
______________________________	______________________________
Title (must be officer)	Title (must be officer)
______________________________	______________________________
Name of Member Organization	Name of Member Organization
______________________________	______________________________
Web CRD#	Web CRD#

Retail Member Organization Application (“Application”)

Instructions: The completion of this application is required in order for your Firm to participate in the Retail Liquidity Program (“RLP”) of NYSE or NYSE Arca Equities (the “NYSE Exchanges”), or both, as a Retail Member Organization (“RMO”), to establish connectivity between the Exchange and your Firm, and to ensure that only employees of your Firm have access to the applicable NYSE Exchange facilities and systems using your Firm’s connection. To qualify as an RMO, a member organization or ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A “Retail Order” is an agency order that originates from a natural person and is submitted to NYSE or NYSE Arca Equities by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into an RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm’s algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

For a full definition of terms and requirements of the RLP program, see NYSE Rule 7.44 and/or NYSE Arca Rule 7.44-E.

Please select below which market(s) your Firm would like to participate as an RMO:

☐ NYSE ☐ NYSE Arca Equities

1. Customer Information

Name of Member Firm (“Applicant”)	
Web CRD#	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to an NYSE Exchange using multiple MPIDs?	☐ Yes ☐ No
Please identify all MPIDs that will be used to submit Retail Orders.	
Is this connection enabled to designate Retail Orders by entering the value “RET” in Fix Tag 57, or the Binary field: SenderSubID?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System “OMS”) for Exchange connectivity, please provide the name of the technology provider.	
Please describe the current business structure of the division within your Firm that qualifies you as an RMO.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files and is not required to be submitted to the NYSE Exchanges unless requested.	
Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the NYSE Exchanges may require to obtain reasonable assurance that the applicant’s order flow would meet the requirements of the Retail Order definition.	

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Rule 7.44 and/or NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44(b)(6) an/or Rule 7.44-E(b)(6).

Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Orders is in compliance with the requirements of this Rule, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and

(i) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.